Exhibit 99.35

NEW GOLD INC.

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EQUINOX GOLD CORP.

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SOLIUS ACQUIRECO INC.

SHARE PURCHASE AGREEMENT

September 19, 2018

TABLE OF CONTENTS

	Article 1
	INTERPRETATION

1.1	Definitions	1
1.2	Rules of Construction	17
1.3	Currency	18
1.4	Time of Essence	18
1.5	Knowledge	18
1.6	Schedules	18
1.7	Disclosure Letter	19

	Article 2
	PURCHASE OF SHARES

2.1	Purchase of Shares	19
2.2	Purchase Price	19
2.3	Payment of Purchase Price	19
2.4	Payment of AMT Receivable	19
2.5	Closing Purchase Price Adjustment	21

	Article 3
	CLOSING

3.1	Closing Date	23
3.2	Place of Closing	23
3.3	Delivery of Closing Documentation to the Purchaser	23
3.4	Delivery of Closing Documentation to the Vendor	25

	Article 4
	COVENANTS OF thE PARTIES

4.1	Actions to Satisfy Closing Conditions	25
4.2	Conduct of Business of the Vendor and the Acquired Corporations	26
4.3	Notice of Certain Events	29
4.4	Public Statements	29
4.5	Tax Returns; Control over Tax Proceedings; Refund of Taxes	30
4.6	Insurance Matters	33
4.7	Transitional Matters	33
4.8	Purchaser Parent Guarantee	34
4.9	New Gold Name and Logo	35
4.10	Intercompany and Global Agreements	35
4.11	Intercompany Debt	36
4.12	Long Term Incentives	36
4.13	Reclamation and Performance Bonds	36
4.14	Tax Filings	36
4.15	Business Acquisition Report	37
4.16	Access to Information	37

4.17	Risk of Loss	37
4.18	Consents	38
4.19	TSX-V Approval	38
4.20	HSR Filing	38
4.21	Withholding Tax	39

	Article 5
	REPRESENTATIONS AND WARRANTIES of VENDOR

5.1	Existence of the Vendor	39
5.2	Execution, Delivery and Enforceability	39
5.3	Existence of the Acquired Corporations	39
5.4	No Conflict	40
5.5	Capitalization of the Acquired Corporations	40
5.6	Consents	41
5.7	Financial Statements	41
5.8	No Undisclosed Liabilities	41
5.9	Account Receivable	42
5.10	Absence of Changes	42
5.11	Title	42
5.12	Permits	44
5.13	Agreements and Commitments	44
5.14	Environmental Matters	44
5.15	Books and Records	45
5.16	Insurance	46
5.17	Compliance with Laws	46
5.18	Litigation	46
5.19	Taxes	46
5.20	Related Party Transactions	47
5.21	Employees	47
5.22	Benefit Plans	49
5.23	Sufficiency of Assets and Properties	50
5.24	No Expropriation	50
5.25	Technical Report	50
5.26	Anti-Corruption, Sanctions and Money Laundering	50
5.27	Finder’s Fee	52
5.28	Residence	52
5.29	Intellectual Property	52
5.30	NGOs and Community Groups	52
5.31	Bank Accounts and Attorneys	52

	Article 6
	representations and warranties of purchaser and purchaser parent

6.1	Existence	53
6.2	Execution, Delivery and Enforceability	53
6.3	No Conflict	53
6.4	Consents and Regulatory Approvals	53
6.5	Litigation	54
6.6	Commitment Letter	54
6.7	Equity Financing	55
6.8	Equity Engagement Letter	55
6.9	Finder’s Fee	56
6.10	Investment Purpose	56
6.11	Independent Investigation	56

	Article 7
	CLOSING CONDITIONS

7.1	Closing Conditions in Favour of the Purchaser	57
7.2	Closing Conditions in favour of the Vendor	58

	Article 8
	SURVIVAL AND INDEMNIFICATION

8.1	Survival of Representations, Warranties and Covenants	59
8.2	Indemnification by the Vendor	59
8.3	No Investigation	60
8.4	Indemnification by the Purchaser	60
8.5	Limitation of Liability	61
8.6	Notice of Claim	62
8.7	Time Limits for Notice of Claim for Breach of Representations and Warranties	63
8.8	Direct Claims	64
8.9	Third Party Claims	64
8.10	Adjustments	65
8.11	Exclusivity	66
8.12	Reasonable Steps to Mitigate	66
8.13	Trustee and Agent	67

	Article 9
	Termination

9.1	Termination	67
9.2	Termination Procedure	68
9.3	Effect of Termination	69
9.4	Surviving Provisions on Termination	69

	Article 10
	GENERAL PROVISIONS

10.1	Notices	69
10.2	Applicable Law	70
10.3	Specific Performance	71
10.4	Entire Agreement	71
10.5	Severability	71
10.6	No Waiver	71
10.7	Further Assurances	72
10.8	Amendments	72
10.9	Assignment	72
10.10	Enurement	72
10.11	Expenses	72
10.12	Counterparts	73

SHARE purchase AGREEMENT

THIS AGREEMENT made the 19th day of September, 2018,

A M O N G:

SOLIUS ACQUIRECO INC., a corporation existing under the laws of the State of Delaware

(the “Purchaser”)

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EQUINOX GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(the “Purchaser Parent”)

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NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia

(the “Vendor”)

WHEREAS the Vendor owns all of the issued and outstanding shares (the “Shares”) of New Gold Mesquite Inc., a Nevada corporation, (the “Corporation”);

AND WHEREAS the Corporation, indirectly through the Subsidiaries (as defined below), owns and operates the Mesquite mine located in California;

AND WHEREAS the Purchaser wishes to purchase the Shares from the Vendor upon the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals and the Schedules hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a)	“6.25% Indenture” means the indenture made as of November 14, 2012 between the Vendor, Western Mesquite and the others named therein as guarantors and the Note Trustee, providing, among other things, for the issuance and sale by the Vendor to the Initial Purchasers (as defined therein) of U.S.$500,000,000 aggregate principal amount of its 6.250% Senior Notes due 2022, as supplemented by the supplemental indentures dated March 8, 2013, August 14, 2014 and December 22, 2016 and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time;
(b)	“6.375% Indenture” means the indenture made as of May 18, 2017 between the Vendor, New Gold Mesquite Inc., Western Mesquite, Western Goldfields (USA) Inc. and the others named therein as guarantors and the Note Trustee providing, among other things, for the issuance and sale by the Vendors to the Initial Purchasers (as defined therein) of U.S.$300,000,000 aggregate principal amount of its 6.375% Senior Notes due 2025, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time;
(c)	“Accounting Policy” has the meaning set out in Section 2.5(a)(ii);
(d)	“Accrued Liabilities” means all accrued payroll liabilities accounts, accrued royalties and accrued vacation pay;
(e)	“Acquired Corporations” means the Corporation and the Subsidiaries collectively, and “Acquired Corporation” means any one of the Acquired Corporations;
(f)	“Additional Rights” has the meaning set out in Section 5.11(h);
(g)	“Adjustment Amount” means the amount equal to:
(i)	the difference between the Effective Time Working Capital and the Target Working Capital (which, for greater certainty, could be a positive or negative amount); plus
(ii)	any money contributed or otherwise paid to any Acquired Corporation by, or at the direction of, the Vendor or its Affiliates (other than an Acquired Corporation), during the Effective Period; less
(iii)	the Closing Indebtedness; less
(iv)	the aggregate amount of all dividends and capital distributions made by any Acquired Corporation to the Vendor or its Affiliates (other than an Acquired Corporation) during the Effective Period; less

(v)	all payments made by an Acquired Corporation during the Effective Period on account of Taxes owing in respect of a Tax period (or portion thereof) prior to the Effective Time; less
(vi)	any interest, bonus or principal or other payments on any Indebtedness of the Acquired Corporations owing to the Vendor or an Affiliate of the Vendor (other than any Indebtedness owing from one Acquired Corporation to another Acquired Corporation) paid during the Effective Period, to the extent not included as a Current Liability as at the Effective Time; plus
(vii)	the Financing Amount; plus
(viii)	an amount in respect of in kind services provided by the Vendor or an Affiliate of the Vendor (other than an Acquired Corporation) to any Acquired Corporation during the Effective Period, including software licenses, insurance premiums, management fees, intercompany payroll and costs of maintaining Financial Assurances, in each case charged at rates consistent with the ordinary course of business;
(h)	“Adjustment Amount Statement” has the meaning set out in Section 2.5(b);
(i)	“Administrative Agent” means The Bank of Nova Scotia, in its capacity as the administrative agent for and on behalf of the Lenders (as such term is defined in the Credit Agreement) pursuant to the terms of the Credit Agreement;
(j)	“Affiliate” means, with respect to any person, any person which directly or indirectly Controls, or is Controlled by, or is under common Control with, that person;
(k)	“Agreement” means this share purchase agreement (including the Schedules hereto), as the same may be amended from time to time in accordance herewith;
(l)	“AMT Receivable” means the alternative minimum tax credit, estimated by the Vendor at $25,240,186 in the 2017 U.S. federal income tax return, filed with respect to Western Mesquite;
(m)	“AMT Receivable Amount” means the amount of the AMT Receivable that is either (i) actually realized by Western Mesquite (or any member of the U.S. affiliated group with which Western Mesquite files a consolidated tax return) as a reduction in cash Taxes payable or (ii) actually received by Western Mesquite (or any member of the U.S. affiliated group with which Western Mesquite files a consolidated tax return) as an refund in cash;
(n)	“Anti-Trust Approvals” means any approval, clearance, filing or expiration or termination of a waiting period in relation to the transactions contemplated hereby under any Anti-Trust Laws of any country or jurisdiction that may be required in connection with the completion of the transactions set out herein;

(o)	“Anti-Trust Laws” means all Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening or preventing competition through merger or acquisition;
(p)	“Assessment” means an assessment, reassessment or any other form of written demand assessing liability for Taxes, or interest or penalties in respect of Taxes under applicable Laws;
(q)	“BAR” has the meaning set out in Section 4.15;
(r)	“Base Price” means $158,000,000;
(s)	“Benefit Plans” means employee benefit plans, agreements, arrangements or policies, including but not limited to all bonus, dividend, deferred compensation, incentive compensation, share purchase, share appreciation and share option, equity compensation, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing plans, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), and each other employee benefit plan, agreement or arrangement (whether oral or written, formal or informal, funded or unfunded) sponsored, maintained or contributed to or required to be contributed to by the Vendor or any Acquired Corporation for the benefit of any of the directors, officers or Employees or former directors, officers or employees of any Acquired Corporation, but for greater certainty does not include employment contracts with individual employees;
(t)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada or the Province of British Columbia, Canada, or the State of California, on which commercial banks in Toronto, Ontario, Vancouver, British Columbia, and Sacramento, California are open for business;
(u)	“Claim” has the meaning set out in Section 8.6(a);
(v)	“Closing” means the closing of the transactions contemplated hereby;
(w)	“Closing Date” has the meaning set out in Section 3.1;
(x)	“Closing Indebtedness” means the Indebtedness of the Acquired Corporations (excluding: (i) any Indebtedness owing from one Acquired Corporation to another Acquired Corporation; (ii) any Indebtedness which is included as a Current Liability in the Effective Time Working Capital; and (iii) for certainty, the Financial Assurances) as at 11:59 p.m. (California time) on the day preceding the Closing Date;

(y)	“Closing Notice” has the meaning set out in Section 2.5(a);
(z)	“Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor Law, and the U.S. Treasury regulations promulgated thereunder;
(aa)	“Commitment Letter” has the meaning set out in Section 6.6;
(bb)	“Confidentiality Agreement” means the confidentiality agreement dated November 30, 2017 between the Purchaser Parent and the Vendor;
(cc)	“Consolidated Parent” means any U.S. entity that is a direct or indirect parent of Purchaser and which is the “common parent” of the affiliated group, with which Purchaser files consolidated U.S. federal income Tax Returns;
(dd)	“Contract” means any agreement, indenture, contract, lease, deed of trust, royalty, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;
(ee)	“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings;
(ff)	“Corporation” has the meaning set out in the recitals to this Agreement;
(gg)	“Credit Agreement” means the credit agreement dated as of August 14, 2014 between the Vendor, as borrower, The Bank of Nova Scotia and RBC Capital Markets, as co-lead arrangers and joint bookrunners, The Bank of Nova Scotia, as administrative agent, Royal Bank of Canada, as syndication agent, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as co-documentation agents, and each of the lenders party thereto from time to time, as amended, supplemented, amend and restated or otherwise modified;
(hh)	“Current Assets” means, at any time, the current assets of the Acquired Corporations on a consolidated basis classified in accordance with the Accounting Policy, subject to any modifications set out in Section 2.4, including the following:
(i)	cash and cash equivalents;

(ii)	trade and other accounts receivable, net of any allowance for doubtful accounts;
(iii)	prepaid expenses, other than pre-payments for services that will not be received after the Effective Time;
(iv)	advances to suppliers;
(v)	Inventory;
(vi)	prepaid Tax and other Tax assets including Taxes receivable, other than those excluded in (i) or (ii) below; and
(vii)	other categories of assets identified as current assets on the Reference Working Capital Statement;

but excluding:

(i)       prepaid income Tax; and

(ii)       income Tax assets, including income Taxes receivable;

(ii)	“Current Liabilities” means, at any time, the current liabilities of the Acquired Corporations, on a consolidated basis classified in accordance with the Accounting Policy, subject to any modifications set out in Section 2.4, including trade and other accounts payable, Tax liabilities other than income Tax liabilities; Accrued Liabilities, accrued expenses and an accrual for employee bonuses through and including the Effective Time in accordance with IFRS and the categories of liabilities identified as current liabilities on the Reference Working Capital Statement but excluding current income Tax liabilities;
(jj)	“Data Room” means the password protected virtual due diligence data room in respect of the Acquired Corporations populated by the Vendor and hosted by Merrill Corporation;
(kk)	“Debt Repayment Step Plan” means the step plan for the repayment of intercompany debt set out as Schedule 4.11;
(ll)	“Direct Claim” has the meaning set out in Section 8.6(a);
(mm)	“Disclosure Letter” means the disclosure letter dated the date hereof executed by the Vendor and delivered to the Purchaser in connection with the execution of this Agreement;
(nn)	“Dispute Notice” has the meaning set out in Section 4.5(g)(i);
(oo)	“Effective Date” means the date of this Agreement;

(pp)	“Effective Period” means the period of time commencing at 12:01 a.m. on the date immediately following the Effective Date and to the Closing Date;
(qq)	“Effective Time” means 11:59 p.m. (California time) on the Effective Date;
(rr)	“Effective Time Working Capital” means the Current Assets minus the Current Liabilities, each as at the Effective Time, determined in accordance with Section 2.5;
(ss)	“Employees” means all individuals currently employed by an Acquired Corporation;
(tt)	“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, option, assignment, right of pre-emption, privilege or any other encumbrance or charge or title defect of any nature whatsoever, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law, or any Contract to create any of the foregoing, but excluding in all cases any Royalties;
(uu)	“Environmental Laws” means all applicable Laws relating to the protection of the environment and includes those relating to pollution, protection, use or conservation of the environment or natural resources, the protection of public health and safety, Hazardous Substances, or the reclamation, rehabilitation, closure or other restoration of mining properties. For greater certainty, an Environmental Law pertaining to the protection, use or conservation of the environment shall include all such Environmental Laws relating to the manufacture, processing, generation, use, treatment, storage, disposal, transport, Release, containment, reclamation, rehabilitation, closure or other restoration of any tailings, waste rock, tailings ponds or Hazardous Substances;
(vv)	“Equity Commitments” means the unconditional, enforceable contractual commitments by the Equity Parties to the Purchaser Parent to make equity investments in the Purchaser Parent in an aggregate amount equal to at least the Equity Shortfall;
(ww)	“Equity Engagement Letter” means the letter dated September 19, 2018 addressed to the Purchaser Parent by Scotia Capital Inc., on behalf of itself and a syndicate of underwriters to be formed, to purchase subscription receipts for aggregate proceeds in the amount set forth therein;
(xx)	“Equity Financing” means the offering of subscription receipts by the Purchaser Parent intended to raise proceeds of not less than $60 million of which the amount set forth in the Equity Engagement Letter will be sold on a bought deal basis and the balance of which is supported by the Equity Commitments;

(yy)	“Equity Party” and “Equity Parties” have the meanings set out in Section 6.7;
(zz)	“Equity Shortfall” means the amount, if any, by which $60 million exceeds the amount raised by the Purchaser Parent pursuant to the Equity Financing;
(aaa)	“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor Law, and the regulations promulgated thereunder;
(bbb)	“Executive Order” has the meaning set out in Section 5.26(d);
(ccc)	“Existing Insurance Policies” has the meaning set out in Section 5.16;
(ddd)	“Extended Waiting Period” has the meaning given to that term in the HSR Act;
(eee)	“Financial Assurances” has the meaning set out in Section 4.13;
(fff)	“Financial Statements” means the unaudited, internal management statements for the Acquired Corporations on a consolidated basis as at and in respect of the fiscal year ended December 31, 2017;
(ggg)	“Financing Amount” means the amount equal to interest at a rate equal to the interest rate under the credit facility contemplated by the Commitment Letter on a principal amount equal to the Base Price, over the Effective Period, such interest to accrue monthly; provided, however, that in no event shall the Financing Amount exceed an amount equal to the cash flow from operations before changes of non-cash working capital (including changes in accounts receivable, changes in product or supplies inventory, changes in prepaid expenses and changes in accounts payable or accrual expenses) of the Acquired Corporations;
(hhh)	“Finished Product Inventory” means gold ounces in doré produced by the Mine that has not been sold;
(iii)	“Form I-9” means an employment eligibility verification form for individuals engaged in the United States;
(jjj)	“Governmental Authority” means any (a) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign), (b) governmental or quasi-governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, bureau or instrumentality (whether domestic or foreign), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal;

(kkk)	“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by, Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, radioactive materials, explosives, petroleum and petroleum products and polychlorinated biphenyls;
(lll)	“HSR Act” means The Hart-Scott-Rodino Antitrust Improvements Act of 1976, codified at 15 U.S.C. §18a;
(mmm)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
(nnn)	“Indebtedness” of any Person means, without duplication:
(i)	all obligations of such Person for borrowed money or with respect to deposits or advances of any kind;
(ii)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;
(iii)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;
(iv)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);
(v)	all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed;
(vi)	all guarantees by such Person of Indebtedness of others;
(vii)	all capital lease obligations of such Person;
(viii)	all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business);
(ix)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(x)	all obligations under any foreign exchange contract, currency swap agreement, foreign currency futures or options, exchange rate insurance or other similar agreement or combination thereof;
(xi)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other equity securities) any equity securities of such Person, valued, in the case of redeemable equity securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends; and
(xii)	any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any Indebtedness of the types referred to above;

provided, however, that the Financial Assurances shall not be considered as or included in Indebtedness;

(ooo)	“Indemnified Party” has the meaning set out in Section 8.6(a);
(ppp)	“Indemnifying Party” has the meaning set out in Section 8.6(a);
(qqq)	“Indentures” means, together, the 6.25% Indenture and the 6.375% Indenture;
(rrr)	“Independent Accounting Firm” has the meaning set out in Section 2.5(d);
(sss)	“Insurance Policies” has the meaning set out in Section 4.6;
(ttt)	“Intellectual Property” means all trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, issued patents and pending applications and other patent rights, industrial design registrations, pending applications and other industrial design rights, trade secrets, proprietary information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors' notes, research data, blue prints, drawings and designs, formulae, processes, technology and other intellectual property in whatever form or format, and all goodwill associated therewith, together with all rights under licences, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing;
(uuu)	“Inventory” has the meaning set out in Section 2.5(a);
(vvv)	“Labour Laws” means all federal, state and local Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and non-discrimination in employment including occupational safety and health, the calculation and payment of wages, equal employment opportunity (including

Laws prohibiting discrimination and/or harassment on the basis of race, national, origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, workers’ compensation, unemployment, the payment of social security, employment of minors, health and safety, labour relations, unions, withholding, wages and hours and overtime of any kind, pay equity, employee classification, family and medical leave, the Immigration Reform and Control Act, the Worker Adjustment and Retraining Act of 1998 or any similar applicable Laws;

(www)	“Laws” means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, codes, ordinances, judgements, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements enacted, adopted, promulgated or applied by any Governmental Authority in each case having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
(xxx)	“Leased Mining Claims” has the meaning set out in Section 5.11(e);
(yyy)	“Leased Real Property” has the meaning set out in Section 5.11(b);
(zzz)	“Loss” or “Losses” includes all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, assessments or reassessments, debts, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, fines, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses provided that “Loss” and “Losses” shall not include any indirect, consequential, special, punitive or exemplary damages or loss of lenders, investors or buyers;
(aaaa)	“Material Adverse Change” means a change, effect, circumstance or event that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, financial condition or results of operations of the Acquired Corporations on a consolidated basis; provided, however, that no change, effect, circumstance or event, arising from or relating to any of the following, shall be deemed to constitute a Material Adverse Change, or shall be taken into account in determining whether a Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry, (ii) the state of the securities, credit, banking, capital or commodity markets in general, (iii) any change in the price of gold, (iv) any change relating to the rate at which any currency can be exchanged for any other currency, (v) general political, economic or financial conditions, including in Canada or the

United States of America, (vi) any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS), (vii) any natural disaster, terrorist attack, armed hostilities, military conflicts, or any governmental response to any of the foregoing, and (viii) the announcement of the execution of this Agreement or the implementation of any of the actions or transactions contemplated herein; provided, however, that the change, effect, circumstance or event referred to in (i), (v), (vi) or (vii) does not disproportionately and adversely affect the Acquired Corporations, taken as a whole;

(bbbb)	“Material Contract” means a Contract to which the Vendor or any Acquired Corporation is a party that relates to the Operations (A) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Change, (B) that has annual payment obligations that are in excess of $10 million, (C) that relates to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $10 million, (D) that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise), (E) that materially limits or restricts any of the Acquired Corporations from engaging in any line of business, in any geographic area or with any other person, or from engaging in any merger, consolidation or other business combination, (F) that provides for the assumption of any material liability of any other person by any of the Acquired Corporations, (G) that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to any of the Acquired Corporations (H) that is a collective bargaining or similar agreement or that is with any labour union; (I) that provides for any change of control or “golden parachute” payment or entitlement for any current or, if such obligation is still in full force and effect, former Employee or other service provider; (J) any trust indenture, hypothec, mortgage, promissory note, loan agreement, or other contract for the borrowing of money representing a principal amount of indebtedness, or a leasing transaction of the type required to be capitalized in accordance with Law and IFRS and otherwise on a basis consistent with prior periods or providing for a guarantee; (K) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (accrued, absolute, contingent or otherwise) or indebtedness of any other person, except for cheques endorsed for collection in the ordinary course of business; (L) providing for a joint venture or partnership; or (M) any contract granting any royalty or other interest in the Owned Real Property or Mining Rights or the production or proceeds therefrom;
(cccc)	“Mine” means the Mesquite gold mine located near Glamis, Imperial County, California operated by Western Mesquite;
(dddd)	“Mineral Leases” has the meaning set out in Section 5.11(g);

(eeee)	“Mining Rights” has the meaning set out in Section 5.11(j);
(ffff)	“Money Laundering Laws” has the meaning set out in Section 5.26(b);
(gggg)	“NI 43-101” means National Instrument 43-101 Standards of disclosure for Mineral Projects of the Canadian Securities Administrators;
(hhhh)	“Note Trustee” means Computershare Trust Company, N.A., as trustee pursuant to the Indentures;
(iiii)	“Notice of Claim” has the meaning set out in Section 8.6(a);
(jjjj)	“Notice of Early Termination” has the meaning given to that term in the HSR Act;
(kkkk)	“Objection Notice” has the meaning set out in Section 2.5(c);
(llll)	“Objection Period” has the meaning set out in Section 2.5(c);
(mmmm)	“OFAC” has the meaning set out in Section 5.26(c);
(nnnn)	“OHSA” has the meaning set out in Section 5.21(c);
(oooo)	“Operations” means all activities of whatever kind or nature currently conducted in connection with the exploration, development, and operation of the Property;
(pppp)	“Order” means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;
(qqqq)	“Outside Date” means January 31, 2019;
(rrrr)	“Owned Mining Claims” has the meaning set out in Section 5.11(d);
(ssss)	“Owned Real Property” has the meaning set out in Section 5.11(a);
(tttt)	“Parties” means collectively the Vendor, the Purchaser and the Purchaser Parent and “Party” means a party to this Agreement;
(uuuu)	“Patriot Act” has the meaning set out in Section 5.26(d);
(vvvv)	“Permits” means all permits, licenses, leases, registrations, qualifications, certifications and other approvals required under applicable Laws from a Governmental Authority in order to carry out the Operations;

(wwww)	“Permitted Encumbrances” means (i) any inchoate right, lien or interest of a Governmental Authority, (ii) Encumbrances for Taxes not yet due and payable and accrued in the ordinary course of business, (iii) statutory Encumbrances in favour of municipalities or public utilities, (iv) servitudes, easements or other similar real property rights, as well as encroachments and other minor imperfections of title which do not impair, detract from the value of or impair the use of the Property in any material respect, (v) the Encumbrances listed in Section 1.1(wwww) of the Disclosure Letter; (vi) any reservations or exceptions contained in the original grants of land in respect of any real property comprising the Owned Real Property, (vii) minor discrepancies in the legal description of the Owned Real Property or Leased Real Property or any adjoining real property which would be disclosed in an up-to-date survey which do not detract from the value of, or impair the current use of, the Owned Real Property or Leased Real Property;
(xxxx)	“person” includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;
(yyyy)	“Pre Effective Date Returns” has the meaning set out in Section 4.5(b);
(zzzz)	“Prepaid Taxes” means any Taxes remitted by or on behalf of an Acquired Corporation prior to 11:59 p.m. (California Time) on the Effective Date in respect of the 2018 taxation year;
(aaaaa)	“Proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction and prosecution, or other similar proceeding;
(bbbbb)	“Prohibited Person” has the meaning set out in Section 5.26(e);
(ccccc)	“Property” means collectively, the Owned Real Property, the Leased Real Property, the Mining Claims, the Leased Mining Claims, the Mineral Leases and the Additional Rights;
(ddddd)	“Purchase Price” has the meaning set out in Section 2.2;
(eeeee)	“Purchase Price Adjustment Documents” means the Working Capital Statement and the Adjustment Amount Statement;
(fffff)	“Purchaser Indemnified Parties” means the Purchaser, the Purchaser Parent and their respective directors, agents, employees and shareholders;
(ggggg)	“Purchaser Obligations” has the meaning set out in Section 4.8(a);

(hhhhh)	“Purchaser Fundamental Representations” means the Purchaser’s and the Purchaser Parent’s representations and warranties in Sections 6.1, 6.2 and 6.4;
(iiiii)	“Reference Working Capital Statement” means the calculation of Working Capital as at June 30, 2018 set out as Schedule 1.1(iiiii);
(jjjjj)	“Release”, when used in connection with environmental matters as a verb, includes release, spill, leak, emit, deposit, discharge, pump, pour, inject or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term “Release” when used as a noun has a correlative meaning;
(kkkkk)	“Return” means a Pre Closing Return or a Straddle Return;
(lllll)	“Royalties” means in respect of any property, royalties, streaming interests, profit interest or other agreements providing for the payment of consideration measured, qualified or calculated based on, in whole or in part, any minerals produced, mined, recovered or extracted from such property;
(mmmmm)	“SCI” has the meaning set out in Section 6.8;
(nnnnn)	“Second Request” has the meaning given to that term in the HSR Act;
(ooooo)	“Shares” has the meaning set out in the recitals to this Agreement;
(ppppp)	“Straddle Period” means a tax period that commences prior to the Effective Time and ends following the Effective Time;
(qqqqq)	“Straddle Returns” has the meaning set out in Section 2.5(d);
(rrrrr)	“Subsidiaries” means Western Goldfields (USA) Inc., a Nevada Corporation, and Western Mesquite collectively, and “Subsidiary” means any one of the Subsidiaries;
(sssss)	“Target Working Capital” means $10,000,000;
(ttttt)	“Tax” or “Taxes” means all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, royalties, sales and use tax, wage tax, payroll tax, workers’ compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax;

(uuuuu)	“Tax Act” means the Income Tax Act (Canada), as amended;
(vvvvv)	“Tax Expert” has the meaning set out in Section 4.5(g)(ii);
(wwwww)	“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax;
(xxxxx)	“Threshold Amount” has the meaning set out in Section 8.5(a);
(yyyyy)	“Third Party” has the meaning set out in Section 8.9(c);
(zzzzz)	“Third Party Claim” has the meaning set out in Section 8.6(a);
(aaaaaa)	“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as agreed to in writing by the Purchaser and the Vendor;
(bbbbbb)	“Title Representation” means the representations and warranties set out in Sections 5.11(a), (b), (d), (e), (f), (g) and (k);
(cccccc)	“Transaction Documents” means this Agreement and the Transition Services Agreement;
(dddddd)	“Transition Plan” has the meaning set out in Section 4.7;
(eeeeee)	“Transition Services Agreement” means an agreement substantially in the form of agreement set out as Schedule 1.1(eeeeee) hereto to be entered into by the Parties at the Time of Closing;
(ffffff)	“Transitional Services” means the services to be provided by the Vendor or an Affiliate to the Acquired Corporations pursuant to the Transition Services Agreement;
(gggggg)	“TSX-V” means the TSX Venture Exchange Inc.;
(hhhhhh)	“U.S. Economic Sanctions” has the meaning set out in Section 5.26(c);
(iiiiii)	“Vendor Consents” means the consents, approvals, orders, authorizations, declarations and filings set out in Section 5.6 of the Disclosure Letter;
(jjjjjj)	“Vendor Fundamental Representations” means the Vendor’s representations and warranties in Sections 5.1, 5.2, 5.3, 5.5, 5.27 and 5.28;

(kkkkkk)	“Vendor Indemnified Parties” means the Vendor and its directors, agents, employees and shareholders;
(llllll)	“Western Mesquite” means Western Mesquite Mines, Inc., a Nevada Corporation;
(mmmmmm)	“Work in Process Inventory” means gold ounces that are no longer on the heap leach pads at the Mine but have not yet become Finished Products;
(nnnnnn)	“Working Capital” means, as of any date, without duplication, Current Assets minus Current Liabilities; and
(oooooo)	“Working Capital Statement” has the meaning set out in Section 2.5(b).
1.2	Rules of Construction
(a)	In this Agreement:
(i)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(ii)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(iii)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(iv)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;
(v)	unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;
(vi)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;
(vii)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(viii)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(ix)	whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.
1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Knowledge
(a)	References in this Agreement to “the knowledge of the Vendor” means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, or the Executive Vice President, Operations of the Vendor after making reasonable inquiry of other responsible officers and employees of the Vendor, the Corporation, and the Subsidiaries to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system.
(b)	References in this Agreement to “the knowledge of the Purchaser” means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, or the Executive Vice President, Operations or the Purchaser and/or the Purchaser Parent or Ross Beaty, after making reasonable inquiry of other responsible officers and employees of the Purchaser and/or the Purchaser Parent, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system.
1.6	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule 1.1(iiiii)	-	Reference Working Capital Statement

Schedule 1.1(eeeeee)	-	Transition Services Agreement
Schedule 4.11	-	Debt Repayment Step Plan

1.7	Disclosure Letter

The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law and such Law does not permit the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement and then only to the extent so required.

Article 2
PURCHASE OF SHARES

2.1	Purchase of Shares

Subject to the terms and conditions hereof, at the Time of Closing, the Vendor shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from the Vendor, the Shares free and clear of all Encumbrances.

2.2	Purchase Price

The purchase price (the “Purchase Price”) for the Shares shall be the sum of (i) the Base Price; plus or minus (ii) the Adjustment Amount, if any; plus (iii) the amount of the AMT Receivable actually paid to the Vendor by the Purchaser in accordance with the provisions of Section 2.3(b).

2.3	Payment of Purchase Price

The Purchase Price shall be paid and satisfied as follows:

(a)	at the Time of Closing, the Purchaser shall pay to the Vendor the Base Price;
(b)	the Purchaser shall pay to the Vendor the AMT Receivable Amount in accordance with the provisions of Section 2.4; and
(c)	the Adjustment Amount, if any, shall be paid as set out in Section 2.5.
2.4	Payment of AMT Receivable
(a)	Subject to the provisions of this Section 2.4, with respect to each Tax period or portion thereof beginning after the Effective Date, the Purchaser shall pay to the Vendor any AMT Receivable Amount within ten (10) Business Days after (x) in the case of a reduction in cash Taxes owed, the filing of the relevant U.S. federal income Tax Return including Western Mesquite or (y) in the case of a refund, the actual receipt of such refund in cash, subject to sequestration.

(b)	The Purchaser shall file U.S. federal income Tax Returns for the Acquired Corporations (including for the U.S. affiliated group including the Acquired Corporations on its consolidated Tax Return) at or prior to the time such Tax Return is due (taking into account any extensions) and shall, promptly after such filing, provide the Vendor a copy of such Tax Return (including the Form 8827 included therewith), in each case, from the Closing Date and until the earlier of the time the AMT Receivable is paid in full or the time recovery of the AMT Receivable is no longer available under the Code.
(c)	The Purchaser shall compute the portion of the AMT Receivable Amount which is realized as a reduction in cash Taxes payable, on a with-and-without basis, assuming that all other items of income, gain, loss, deduction or credit (other than other alternative minimum tax credits) are recognized before realizing any AMT Receivable Amount. To the extent that alternative minimum tax credits (including the AMT Receivable) are available to be claimed on the U.S. consolidated federal income tax return for the affiliated group including Western Mesquite, in calculating the amount due hereunder, such available credits shall be applied in a manner such that any such available credits giving rise to an alternative minimum tax credit shall be first applied to the AMT Receivable and constitute an AMT Receivable Amount, with all other such available credits being applied only thereafter. Notwithstanding the preceding sentence, the Purchaser shall compute the AMT Receivable Amount by applying all applicable limitations under the Code, including pursuant to Section 383 of the Code and applicable regulations and guidance thereunder. If, prior to the time an applicable Tax Return is scheduled to be filed, the application of Section 383 of the Code to the AMT Receivable is, in the good faith determination of the Purchaser’s accounting firm, unclear, the Purchaser and the Vendor shall jointly consult with a mutually-agreed Independent Accounting Firm for its opinion prior to filing such Tax Return as to whether a position claiming the AMT Receivable is “more likely than not” to prevail, in which case the Purchaser shall file the relevant Tax Return in accordance with such opinion. Redacted: Commercially sensitive tax information.
(d)	The Purchaser shall take commercially reasonable efforts to ensure that that any available AMT Receivable Amount is realized at the earliest time such AMT Receivable Amount may be claimed under applicable Law. Such efforts shall include (i) making any additional filings necessary to recover the AMT Receivable Amount, (ii) responding to good faith enquiries from the Vendor regarding the status of, and diligently pursuing, any claim for an AMT Receivable Amount and (iii) considering, in good faith, any opportunities suggested by the Vendor to expedite the receipt of an AMT Receivable Amount, or to increase the amount of AMT Receivable to be refunded in cash. Any expenses incurred in retaining an Independent Accounting Firm under Section 2.4(c), shall be borne equally by the Purchaser and the Vendor. Redacted: Commercially sensitive tax information.

(e)	If a subsequent determination by a Governmental Authority results in an AMT Receivable Amount being reduced or disallowed such that any of the Acquired Corporations (or any U.S. affiliated group of which such entities are, at any time following the transactions contemplated hereby, a part) is required to pay all or a portion of such AMT Receivable Amount to a U.S. Governmental Authority, the Vendor shall reimburse the Purchaser in an amount equal to the portion of such AMT Receivable Amount paid to the Vendor as is required to be repaid to such U.S. Governmental Authority, within thirty (30) Business Days from the date the Purchaser provides notice and details of such determination to the Vendor.
2.5	Closing Purchase Price Adjustment

(a)       For purposes of calculating the Effective Time Working Capital pursuant to Section 2.5(b), Working Capital shall be determined and calculated as follows:

(i)	“Inventory” means the inventory of the Acquired Corporations classified in accordance with IFRS applied on a basis consistent with the Financial Statements, including the following:
(A)	Work in Process Inventory;
(B)	Finished Product Inventory; and
(C)	all spares and supplies inventory,

but excluding gold contained in the Mine’s heap leach pads; and

(ii)	Except as set out in subparagraph 2.5(a)(iii) below, the value of the Working Capital shall be calculated in accordance with IFRS, applied consistently with the past practices of the Vendor as used in the preparation of the Financial Statements (the “Accounting Policy”). If the Effective Time does not occur at a month end, any costs that have not yet been recorded on the accounts and books of the Acquired Corporations as of the Effective Time that would be recorded on the accounts and books of the Acquired Corporations as at month end and included in the calculation of the value of the Working Capital in accordance with the Accounting Policy shall be determined on an accrual basis and included in the calculation of the value of the Working Capital; and
(iii)	Work in Process Inventory and Finished Product Inventory will be valued on a “net realisable value” basis, being the estimated selling price less smelter and refining treatment charges, transport charges and Royalties.

(b)       The Purchaser shall prepare and deliver to the Vendor, as soon as reasonably practicable and, in any event, within 30 days after the Closing Date: (i) a statement (the “Working Capital Statement”) setting forth the Effective Time Working Capital of the

Acquired Corporations prepared in accordance with the Accounting Policy and on a basis consistent with the Working Capital calculation set out in the Reference Working Capital Statement including without limitation inclusions and exclusions of items reflected therein, and (ii) a statement (the “Adjustment Amount Statement”) setting forth the calculation of the Adjustment Amount, it being understood that the Adjustment Amount may be a positive or negative number. The Purchaser shall provide, or cause to be provided to the Vendor, copies of all working papers resulting from, or used in connection with, the preparation of the Purchase Price Adjustment Documents at the same time as it delivers the Purchase Price Adjustment Documents.

(c)       On or prior to the twentieth Business Day after the Vendor’s receipt of the Purchase Price Adjustment Documents (such 20 Business Day period, the “Objection Period”), the Vendor may give the Purchaser a written notice (the “Objection Notice”) stating in reasonable detail the Vendor’s objections, if any, to the Purchase Price Adjustment Documents. Any Objection Notice shall specify in reasonable detail the dollar amount and nature of any objection and the basis therefor. Except to the extent that the Vendor makes a specific objection to a specific determination set forth on a Purchase Price Adjustment Document pursuant to an Objection Notice delivered to the Purchaser within the Objection Period, the Purchase Price Adjustment Documents will be conclusive and binding upon the Parties for purposes of determining the adjustment in Section 2.5(e).

(d)       If the Vendor delivers an Objection Notice within the Objection Period, then the Purchaser and the Vendor will negotiate in good faith to resolve their disputes regarding the Purchase Price Adjustment Documents. If the Purchaser and the Vendor are unable to resolve all disputes regarding the Purchase Price Adjustment Documents on or prior to the tenth day after the Purchaser’s receipt of the Objection Notice, the Vendor and the Purchaser will promptly agree upon and retain a reputable, international accounting firm experienced in the mining industry that is independent of the Parties (the “Independent Accounting Firm”) to resolve the dispute. The Independent Accounting Firm shall act as an expert and not as an arbitrator to determine, based solely on the written submissions of the Vendor and the Purchaser and not by independent investigation, only the specific items under dispute by the Vendor and the Purchaser. The Independent Accounting Firm shall, within 20 days of its appointment, render to the Vendor and the Purchaser a written report as to the resolution of the dispute and the resulting computation of the Effective Time Working Capital, Closing Indebtedness and the Adjustment Amount. In resolving any disputed item, the Independent Accounting Firm: (x) shall be bound by the provisions of this Section 2.5(d); and (y) may not assign a value to any item greater than the greatest value for such item claimed by either the Vendor or the Purchaser or less than the smallest value for such item claimed by either the Vendor or the Purchaser. The Effective Time Working Capital, Closing Indebtedness and the Adjustment Amount as determined by the Independent Accounting Firm will, absent manifest error, be conclusive and binding upon the Parties and will constitute the Effective Time Working Capital, Closing Indebtedness and the Adjustment Amount for all purposes of this Section 2.5. Where the Independent Accounting Firm determines that the Adjustment Amount should be increased by more than $100,000 from the amount contemplated in the Adjustment Amount Statement delivered by the Purchaser to the Vendor (including as a result of an increase in the Effective Time Working Capital from the amount contemplated in the Working Capital Statement), the Purchaser shall pay all fees, costs and expenses of the Independent Accounting Firm in resolving the dispute, otherwise such fees, costs and expenses shall be the responsibility of the Vendor.

(e)       If the calculation procedures in this Section 2.5 result in a negative Adjustment Amount, the Vendor shall pay the Adjustment Amount to the Purchaser by wire transfer to such account as the Purchaser shall direct the Vendor in writing. If the calculation procedures in this Section 2.5 result in a positive Adjustment Amount, the Purchaser shall pay such amount by wire transfer to the Vendor to such account designated by the Vendor in writing. Any payment made pursuant to this Section 2.5(e) shall be made: (i) within five Business Days following the expiry of the Objection Period if no Objection Notice is delivered in accordance with Section 2.5(c), or (ii) if an Objection Notice is delivered in accordance with Section 2.5(c), within five Business Days of the date that all disputes are finally resolved pursuant to Section 2.5(d).

(f)       Any payment made pursuant to Section 2.5(e) will be treated as an adjustment to the Purchase Price for all purposes, unless a contrary treatment is required by applicable Laws.

Article 3
CLOSING

3.1	Closing Date

Subject to compliance with the terms and conditions hereof, the transfer of the Shares shall be deemed to take effect as at the Time of Closing (a) on the date that is five Business Days after the date on which the last of the conditions set forth in Article 7 (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions at the Closing) is satisfied or waived, or (b) on such other date as the Vendor and the Purchaser may mutually agree, provided that the Closing Date shall occur no later than the Outside Date. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

3.2	Place of Closing

The Closing shall take place at the offices of Cassels Brock & Blackwell, LLP counsel to the Vendor, at 40 King Street West, 21st Floor, Toronto, Ontario.

3.3	Delivery of Closing Documentation to the Purchaser

At the Time of Closing, the Vendor shall deliver or cause to be delivered to the Purchaser:

(a)	a certificate of status for the Vendor;
(b)	a good standing certificate issued by the relevant Registry of Commerce no more than five Business Days prior to the Closing Date for each Acquired Corporation;

(c)	a certificate from a senior officer of the Vendor certifying (i) the constating documents of each of the Vendor and each Acquired Corporation; (ii) the incumbency of certain officers of the Vendor; and (iii) any applicable corporate authorizations of each of the Vendor and the Corporation relating to this Agreement and the transactions contemplated hereby;
(d)	the certificates contemplated by Sections 7.1(a) and 7.1(b);
(e)	certificates representing the Shares, together with stock transfer powers of attorney, duly executed and delivered by the Vendor;
(f)	a written resignation and an executed mutual release from each director and officer of each Acquired Corporation who will not be continuing as a director or officer of the applicable Acquired Corporation following the Closing Date, substantially in a form to be agreed by the Vendor and the Purchaser, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney granted to such directors and officers;
(g)	all minute books, corporate records and share transfer books of each Acquired Corporation;
(h)	the Vendor Consents;
(i)	discharge and release letters from each of the Note Trustee and the Administrative Agent, each in form, scope and substance satisfactory to the Purchaser, acting reasonably, addressed to the Vendor and the Purchaser in relation to the Credit Agreement and the applicable Indentures (as the case may be) pursuant to which, among other things, (i) each of the Acquired Corporations is fully, finally and irrevocably discharged and released from all obligations and claims relating to the Credit Agreement and the Indentures, (ii) all guarantees granted by any of the Acquired Corporations or security granted over any securities, assets or indebtedness of any of the Acquired Corporations in connection with or pursuant to the Credit Agreement and the Indentures are discharged and terminated, and (iii) the Administrative Agent and the Note Trustee each authorize the Purchaser and its agents to prepare and/or file on their behalf, or the Administrative Agent and the Note Trustee have agreed to prepare and file or caused to be prepared and filed, the documentation required to effect a discharge of any Encumbrances in favour of the Administrative Agent or the Note Trustee in connection with or pursuant to the Credit Agreement or the Indentures (as applicable) on or over any of the Acquired Corporations, their securities, or indebtedness or any of their respective assets; and
(j)	all other documents required to be delivered by the Vendor pursuant to the provisions of this Agreement or reasonably necessary to give effect to the transactions contemplated hereby.

3.4	Delivery of Closing Documentation to the Vendor

At the Time of Closing, the Purchaser shall deliver or cause to be delivered to the Vendor:

(a)	the Base Price in accordance with Section 2.3;
(b)	a certificate of status (or equivalent thereof) for each of the Purchaser and the Purchaser Parent;
(c)	a certificate from a senior officer of the Purchaser Parent certifying (i) the constating documents of the Purchaser Parent, (ii) the incumbency of certain officers of the Purchaser Parent and (iii) the resolutions of the board of directors of the Purchaser Parent relating to this Agreement and the transactions contemplated hereby;
(d)	a certificate from a senior officer of the Purchaser certifying (i) the constating documents of the Purchaser, (ii) the incumbency of certain officers of the Purchaser and (iii) any applicable corporate authorizations of the Purchaser relating to this Agreement and the transactions contemplated hereby;
(e)	the certificates contemplated by Sections 7.2(a) and 7.2(b); and
(f)	all other documents required to be delivered by the Purchaser pursuant to the provisions of this Agreement or reasonably necessary to give effect to the transactions contemplated hereby.

Article 4
COVENANTS OF thE PARTIES

4.1	Actions to Satisfy Closing Conditions

(a)       Each Party shall: (i) take all such reasonable actions as are within its power and otherwise use all commercially reasonable efforts so as to (A) ensure compliance with the conditions set forth in Article 7 and (B) cause the Closing to occur as promptly as reasonably practicable following the date hereof and (ii) not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

(b)       The Purchaser Parent and the Purchaser will use, and will cause their respective Affiliates to use, commercially reasonable efforts to take, or cause to be taken prior to the Closing Date, all actions, and to do, or cause to be done, all things reasonably necessary to obtain the financing set forth in the Commitment Letter on or substantially on the terms set forth therein, including complying with its obligations under the Commitment Letter and satisfying (or seeking a waiver of) all conditions to the funding contained in the Commitment Letter that are within its reasonable control. Neither the Purchaser Parent nor any Affiliate shall amend, terminate or alter the Equity Commitments, or agree to do any of the foregoing during the period commencing on the date hereof and terminating on the Closing Date, without the prior written consent of the Vendor.

(c)       The Purchaser Parent and the Purchaser will use, and will cause their respective Affiliates to use, reasonable commercial efforts to take, or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary to complete the Equity Financing prior to the Closing Date. If the Equity Financing results in an Equity Shortfall, the Purchaser Parent and the Purchaser shall take all necessary steps to enforce the obligations to provide the additional equity financing set out in the Equity Commitment.

(d)       The Vendor will use, and will cause its Affiliates to use, commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to obtain, as soon as practicable and, in any event, by the Closing, the amendments or waivers to the Credit Agreement, the Indentures and supporting security set forth in Section 5.12 of the Disclosure Letter to allow for the release or discharge of the guarantees and security provided by the Acquired Corporations and the security interest relating to the Shares by, or concurrently with, the Closing.

4.2	Conduct of Business of the Vendor and the Acquired Corporations

Other than (i) as expressly contemplated, required or permitted by this Agreement, including, without limitation, pursuant to Sections 4.10 to 4.13, (ii) as required pursuant to applicable Laws, (iii) as set out in the Disclosure Letter, (iv) actions required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to ensure the safety and integrity of the Operations and the Employees and if any such actions shall be taken, the Vendor shall forthwith advise the Purchaser in writing of same, with full particulars) or (v) as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from the date hereof to and including the Closing Date, the Vendor shall:

(a)	conduct, and shall cause each Acquired Corporation to conduct, its business in respect of the Property and the Operations in the ordinary course of business consistent with past practices of the Vendor and use commercially reasonable efforts to preserve intact its business (including all rights to the Property and any renewals thereof), organization and goodwill and to maintain relationships with its counterparties;
(b)	not cause any Acquired Corporation to (i) amend or modify the charter documents of such Acquired Corporation, (ii) alter the terms and conditions of the Shares or the securities of such Acquired Corporation (including any share split or conversion or exchange of securities for other securities or property), or (iii) create, authorize or agree to issue or grant any equity securities or securities or other equity award convertible into or exchangeable or exercisable for equity securities of any Acquired Corporation;

(c)	not, and shall not cause any Acquired Corporation to, declare, set aside or pay any cash dividend or non-cash distribution or payment (whether in securities or property) in respect of any of its securities of any class other than cash dividends and distributions disclosed in Section 4.2(c) of the Disclosure Letter;
(d)	not cause any Acquired Corporation to acquire (by merger, consolidation, acquisition of shares or assets or otherwise) any business other than (i) acquisitions of inventory, supplies, raw materials or equipment in the ordinary course of business or (ii) acquisitions with a purchase price that does not exceed $500,000 individually or $2 million in the aggregate;
(e)	not, and shall not cause any Acquired Corporation to, sell, transfer, dispose of, lease, encumber, relinquish or abandon any material asset used in the conduct of the Operations, except (i) in the ordinary course of business (including the sale of production and inventory), (ii) those assets, rights and properties set out in Section 4.2(e) of the Disclosure Letter; or (iii) sales, transfers or dispositions of assets, rights or properties that do not exceed $500,000 individually or $2 million in the aggregate (excluding those sales described in clauses (i) and (ii));
(f)	not, and shall not cause any Acquired Corporation to, enter into any collective agreement covering any of the Employees;
(g)	not, and shall not cause any Acquired Corporation to amend, increase the benefits under or terminate any Benefit Plan that provides benefits to any current or former Employees, or adopt an employee benefit plan that would be a Benefit Plan in each case, other than in the ordinary course of business, consistent with past practise;
(h)	not, and shall not cause any Acquired Corporation to, grant to any Employee any severance, retention, change in control or similar payment other than as required by the terms of any existing Benefit Plan or in accordance with applicable Law;
(i)	not, and shall not cause any Acquired Corporation to, grant to any Employee an increase in salary greater than 5% per annum, except in the ordinary course of business and consistent with past practice of the Vendor or as is necessary to comply with applicable Laws or an existing employment or services agreement;
(j)	not, and shall not cause any Acquired Corporation to, hire any new Employee or dismiss any Employee, whose annual aggregate compensation is in excess of $150,000, except (i) the termination of any Employee for cause or other performance issues or (ii) the hiring of any person to fill an existing vacancy or to replace any Employee that has resigned or has been terminated, provided that the employment of the Employees set out in Section 4.2(j) of the Disclosure Letter shall, prior to the Time of Closing, be transferred from Western Mesquite to the Vendor;

(k)	not cause any Acquired Corporation to make any material change in its methods of accounting, except as required by IFRS;
(l)	not cause any Acquired Corporation to incur any indebtedness for borrowed money other than short-term indebtedness, letters of credit or sureties in the ordinary course of business consistent with past practices of the Vendor;
(m)	not cause any Acquired Corporation to make any loans or advances to any person or assume or guarantee the liabilities of any person other than in the ordinary course of business;
(n)	except in the ordinary course of business, settle, offer or propose to settle, compromise, assign or release any material Proceeding brought against any Acquired Corporation in respect of or in connection with the Property or the Operations;
(o)	not cause any Acquired Corporation to enter into any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person;
(p)	amend in any material respect, or enter or terminate any Material Contract, the Mineral Leases or any Contract evidencing the Leased Real Property or the Leased Mining Claims, other than in the ordinary course of business or as set out in this Agreement
(q)	waive, release, relinquish, terminate, grant or transfer any material rights under any material Permits;
(r)	other than as required by applicable Law, make or change any material Tax election, change any annual Tax accounting periods, adopt or change any method of Tax accounting, settle any disputed claim or assessment in respect of Taxes which involves an amounts payable by any Acquired Corporation in excess of $250,000, enter into any Tax sharing or similar agreement or arrangement or amend any tax return in any material respect;
(s)	take any voluntary steps to dissolve, wind up or otherwise affect its organizational existence;
(t)	enter into related party contracts with any of its Affiliates, directors, officers or insiders, except: (i) employment or similar contracts in the ordinary course of business; (ii) in respect of the Debt Repayment Step Plan; and (iii) in respect of intercompany payables in the ordinary course of business; and
(u)	not, and shall not cause any Acquired Corporation to, attempt or agree to do any of the foregoing matters listed in paragraphs (b) through (t) above, as applicable.

4.3	Notice of Certain Events

The Vendor and the Purchaser agree that, subject to applicable Laws, each shall provide the other prompt notice in writing of:

(a)	any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;
(b)	any material notice or communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
(c)	any material Proceeding commenced or threatened against it (and in the case of the Vendor, the Corporation) which relates to the consummation of the transactions contemplated by this Agreement; and
(d)	any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement;

and copies of all documents related thereto, provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the Vendor, the Purchaser or the Purchaser Parent, or any conditions in favour of the Vendor or the Purchaser, contained in this Agreement or otherwise affect the remedies available to the Vendor and the Purchaser under this Agreement.

4.4	Public Statements

Each Party shall consult with the other Parties prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement and shall provide the other Parties with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a Party’s shares (or those of any of its Affiliates) are listed or traded or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other Parties and after taking into account the other Parties’ comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing Party shall provide the other Parties with a copy of any written disclosure made by such disclosing Party as soon as practicable thereafter. For greater certainty, the Parties hereby agree that if any material change report is required to be filed following the public announcement of this Agreement by any Party hereto, such material change report shall be filed not later than the tenth day following such announcement and that a copy of this Agreement will only be publicly filed on the date such material change report is filed and the filed Agreement will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

4.5	Tax Returns; Control over Tax Proceedings; Refund of Taxes

(a)       The Purchaser shall, at its own cost and expense, cause the preparation and filing of all Tax Returns of each Acquired Corporation to the extent that they are due after the Closing Date, have not been filed by the Vendor and relate to any periods (or part periods) ending on or before the Effective Date (“Pre Effective Date Returns”).

(b)       The Purchaser must ensure that each Pre Effective Date Return is prepared in a manner consistent with the requirements of any Tax Law and past practice of the relevant Acquired Corporation and shall deliver each Pre Effective Date Return to the Vendor as soon as it is available, (together with all relevant working papers) but no later than 45 days before it is due to be filed (taking into account any extension of time to file the Pre Effective Date Return which has been properly obtained), for the Vendor’s review and comment.

(c)       The Purchaser shall, at its own cost and expense, cause the preparation and filing of all Tax Returns of each Acquired Corporation for a Straddle Period (“Straddle Returns”).

(d)       The Purchaser must ensure that each Straddle Return is prepared in a manner consistent with the requirements of any Tax Law and the past practice of the relevant Acquired Corporation and shall deliver each Straddle Return to the Vendor as soon as it is available (together with all relevant working papers), but no later than 45 days before it is due to be filed (taking into account any extension of time to file the Straddle Return which has been properly obtained), for the Vendor’s review and comment.

(e)       The Purchaser must ensure that each Straddle Return and each Pre Effective Date Return is filed by the due date for filing (taking into account any extension of time to file the Straddle Return or Pre Effective Date Return which has been properly obtained).

(f)       If there is a dispute in relation to a Return under subparagraph (g) which is not resolved before the due date for filing such Return, then the Parties agree:

(i)	that the Return is to be filed as prepared by the Purchaser, but including any reasonable changes or reasonable comments received from the Vendor; and
(ii)	that an amended Return, which reflects the resolution of the disputed items under subparagraph (g), is to be filed promptly after the disputed items are resolved (if required having regard to the terms of the resolution of the disputed items).

(g)

(i)	If the Vendor objects to any items set out in a Return it must give notice in writing to the Purchaser (the “Dispute Notice”) no later than 10 Business Days before the Return is due to be filed (taking into account any extension of time to file any Return which has been properly obtained), setting out full details of the objection including:

(A)	the items in dispute;
(B)	as far as possible, the amount in dispute; and
(C)	as far as possible, the adjustments or amendments to the Return which it is seeking,
(ii)	If the Vendor delivers a Dispute Notice within the time frame specified in subparagraph (g)(i), above, then the Purchaser and the Vendor will negotiate in good faith to resolve their disputes regarding the Return. If the Purchaser and the Vendor are unable to resolve all disputes regarding the Return on or prior to the tenth day after the Purchaser’s receipt of the Dispute Notice, the Vendor and the Purchaser will promptly agree upon and retain a reputable, international accounting firm (the “Tax Expert”) to resolve the dispute. The Tax Expert shall act as an expert and not as an arbitrator to determine, based solely on the written submissions of the Vendor and the Purchaser and not by independent investigation, only the specific items under dispute by the Vendor and the Purchaser. The Tax Expert shall, within 20 days of its appointment, render to the Vendor and the Purchaser a written report as to the resolution of the dispute. The Tax Expert will consider only such matters that remain in dispute. For the avoidance of doubt, to the extent the Tax Expert’s written statement purports to make any determination with respect to anything other than the disputed items and amounts submitted to the Tax Expert, it will be disregarded by the Parties. The Tax Expert will determine any disputed items based solely on the provisions of this document, the submissions of the Vendor and the Purchaser and the responses to those submissions, and will not conduct an independent review of any related financial statements. For the avoidance of doubt, the Tax Expert will not determine any disputed items relating to the application or interpretation of Law in relation to this document except to the extent the Tax Expert is required to interpret the provisions of this document for the purpose of making their determination. The Tax Expert’s determination of any value must be within the range for such items claimed by the Vendor and the Purchaser. To the extent that the Tax Expert’s determination assigns a value outside of this range, the value for such items claimed by either the Vendor or the Purchaser that is closest to the Tax Expert’s determination will be used instead. Unless the Tax Expert determines otherwise, the Purchaser and the Vendor must each pay one half of the Tax Expert’s costs and expenses. The decision of the Tax Expert will be final and binding on both Parties and the Return, or an amended Return, as applicable will be filed in accordance with the Tax Expert’s determination.

(h)       For purposes of this Agreement, Taxes allocable to the portion of a Straddle Period ending at 11:59 p.m. (California time) on the Effective Date shall be (i) in the case of any

Taxes other than income Taxes and Taxes based on receipts or sales or that are otherwise transactionally based, deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to the Effective Date, and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any income Taxes and Taxes based on receipts or sale or that are otherwise transactionally based, be deemed equal to the amount which would be payable if the relevant Straddle Period ended at 11:59 p.m. (California time) on the Effective Date, provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the pre-Effective Date portion of the Straddle Period and the post-Effective Date portion of the Straddle Period in proportion to the number of days in each such period; provided, however, that any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended at 11:59 p.m. (California time) on the Effective Date and provided that all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the Accounting Policy, except where such practice is not consistent with applicable legal requirements.  Notwithstanding the foregoing, any penalty, interest or addition to Tax shall be allocated to the Party that bears the liability for the Tax to which such penalty, interest or addition to Tax relates in accordance with Sections 8.2(d) and 8.4(c) respectively, regardless of when such penalty, interest or addition to Tax is assessed.

(i)       Subject to Sections 4.5(a) to (f) and 4.5(j), the Purchaser acknowledges and agrees that the Vendor shall continue, at its own expense, to have control following the Closing Date over any dealings with Tax authorities (including any audit or any appeal of an Assessment, whether that appeal is through the administrative appeal process or through judicial proceedings, and including any resolution or settlement of such an audit or appeal) that involves any Acquired Corporation in respect of Taxes, or interest or penalties in respect of Taxes, relating exclusively to a period for which the Vendor has indemnified the Purchaser pursuant to Section 8.2(d). The Purchaser will have control over any dealings with tax authorities relating to other periods. The Vendor shall keep the Purchaser reasonably informed with respect to the conduct of its dealings described in this Section 4.5(i). Both the Vendor and Purchaser will provide reasonable assistance to the other Party with respect to that Party’s dealings described in this Section 4.5(i).

(j)       Notwithstanding anything to the contrary in this Section 4.5, the Vendor shall not settle any audit, Assessment, appeal or judicial proceedings with respect to Taxes that it otherwise manages or controls pursuant to this Section 4.5 without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, if such audit, Assessment, appeal or judicial proceedings could reasonably be expected to have an adverse effect on the Taxes of the Purchaser, any Acquired Corporation or Consolidated Parent in a taxable period or portion thereof beginning after the Closing Date.

(k)       If, following the Closing Date, an Acquired Corporation (or the Purchaser, any person under Control of the Purchaser, or Consolidated Parent in respect of or on behalf of an Acquired Corporation) receives any communication from a Tax authority (including any audit information request, query, proposal letter or Assessment) in respect of any period prior to the

Effective Date or a Straddle Period, the Purchaser shall cause the applicable Acquired Corporation (or such other person) to forthwith provide a copy of such communication to the Vendor.

(l)       Each of the Vendor and the Purchaser will provide reasonable assistance to the other Party, and the Purchaser shall cause each Acquired Corporation to co-operate fully with the Vendor, in connection with any matter contemplated by this Section 4.5 (including, without limitation, by providing such information, access to books and records and access to management personnel as the Vendor may reasonably require) and not to take any actions in respect of any such matter in respect of any period prior to the Effective Date, or a Straddle Period without the prior written consent of the Vendor, such consent not to be unreasonably withheld. For clarity and the avoidance of doubt, the Vendor shall have, subject to Section 4.5(j), the exclusive right to settle any audit, appeal or Proceedings referenced in or initiated by the Vendor in accordance with this Section 4.5.

(m)       If an Acquired Corporation receives a refund of any Taxes paid by the Vendor or the Acquired Corporation in respect of a taxable period, or portion of a taxable period, prior to the Effective Date, and such refund is not set off against any Taxes, as applicable, payable by the Vendor or any Acquired Corporation in respect of a period prior to the Effective Date, the Purchaser shall pay to the Vendor an amount equal to the amount of such refund. If any such refund is received in respect of a Straddle Period, the payment and related offset shall be pro rated based on the amount of Tax paid by the Vendor for the Straddle Period as compared to the total amount of Tax paid for the Straddle Period. Any payment made pursuant to this Section 4.5(m) will be treated as an adjustment to the Purchase Price for all purposes, unless a contrary treatment is required by applicable Laws. The Purchaser shall, if the Vendor so reasonably requests, cause the Acquired Corporations or other relevant entity to file for and use commercially reasonable efforts to obtain and expedite the receipt of any refund to which the Vendor is entitled under this Section 4.5(m). The Purchaser shall permit the Vendor to participate in the prosecution of any such refund claim. Redacted: Commercially sensitive tax information.

4.6	Insurance Matters

Until the Closing, the Vendor shall, and shall cause each Acquired Corporation to (i) keep in full force and effect all of the Existing Insurance Policies or insurance policies that provide to the Vendor and the Acquired Corporations substantially the same rights and benefits as the Existing Insurance Policies (the “Insurance Policies”); and (ii) give any notice or present any claim under any Insurance Policy consistent with past practices of the Vendor in the ordinary course of business.

4.7	Transitional Matters

(a)       The Parties acknowledge that currently the Vendor, directly or indirectly, provides various services to the Acquired Corporations in respect of the Operations, including information technology systems, software and services. Until the Closing the Vendor shall, and shall cause its subsidiaries to, continue to provide such services to the Acquired Corporations consistent with past practice in the ordinary course of business. The Parties agree that their intention is to transition such services over to the Purchaser and/or the Acquired Corporations as soon as practicable after Closing, and in any event, within thirty (30) days of the Closing. The Parties agree to meet as soon as possible after the date hereof and thereafter on a regular basis on an agreed schedule to discuss the issues involved in such transition, and in good faith to develop an appropriate transition plan (the “Transition Plan”). The Transition Plan will, among other things, (a) identify the nature and scope of the services to be transitioned, (b) set out the sequencing and timing of the transition of such services, (c) identify the resources, systems, personnel and infrastructure requirements to implement the transition, and the data, systems and personnel that will be required to be transferred or acquired as part of the transition, and (d) identify and address personnel, legal, financial, expense and other factors that could affect the implementation of the Transition Plan.

(b)       The overall intent of the Transition Plan is to effect a smooth transition of the Transitional Services with minimal disruption to the Operations and on Closing the Parties will enter into the Transition Services Agreement pursuant to which the Vendor will continue to provide the Transitional Services in accordance with the terms of the Transition Services Agreement.

4.8	Purchaser Parent Guarantee

(a)       The Purchaser Parent hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favour of the Vendor the full and timely performance, observance and payment by the Purchaser of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of the Purchaser contained in this Agreement (the “Purchaser Obligations”), including but not limited to the obligation of the Purchaser to pay the Base Price when required pursuant to Section 2.3, the AMT Receivable when required to be paid pursuant to Section 2.4 and any adjustment to the Purchase Price required to be paid by the Purchaser in accordance with Section 2.5.

(b)       Subject to Section 8.5, the liability of the Purchaser Parent under this Section 4.8 shall be absolute and unconditional and shall be in effect irrespective of: (i) any failure, neglect or omission on the part of the Vendor to realize upon any obligations or liabilities of the Purchaser; (ii) any amalgamation, merger or reorganization of the Purchaser in which event the guarantee of the Purchaser Parent in Section 4.8(a) shall apply to the entity resulting therefrom; (iii) any change in the name, share capital or constating documents of the Purchaser; (iv) any amalgamation, merger or reorganization of the Purchaser Parent; (v) any sale, lease or transfer of the assets of the Purchaser or the Purchaser Parent; (vi) any change in the ownership of any shares in the capital of the Purchaser or the Purchaser Parent; (vii) any amendment or modification of this Agreement, or waiver of any of its terms; (viii) the assignment by the Vendor of this Agreement in accordance with terms hereof in which event the guarantee of the Purchaser Parent shall be in favour of the assignee of the Vendor; (ix) any other occurrence or circumstances whatsoever similar to the foregoing; or (x) to the extent permitted by applicable Law, any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Purchaser Parent in respect of its guarantee and which do not constitute a defence available to, or a discharge of, the Purchaser in respect of the Purchaser Obligations.

(c)       The obligations and liabilities of the Purchaser Parent hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against the Purchaser or the Purchaser Parent of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.

(d)       The Purchaser Parent shall promptly (and, in any case, within five Business Days) after demand in writing from the Vendor, without any evidence that the Vendor has demanded that the Purchaser perform, observe or pay any of the Purchaser Obligations or that the Purchaser has failed to do so, perform, observe or pay, or cause the Purchaser to perform, observe or pay, the Purchaser Obligations. If the Vendor makes a demand upon the Purchaser Parent, the Purchaser Parent shall be held and bound to the Vendor as a principal debtor in respect of the Purchaser Obligations. The Purchaser Parent shall pay or cause the Purchaser to pay each of the Purchaser Obligations that is a monetary obligation free and clear and without deduction or withholdings of any kind.

4.9	New Gold Name and Logo

As soon as reasonably practicable, and in any event within 20 days following the Time of Closing, the Purchaser shall cause the Acquired Corporations to cease using in any manner, including on signage, stationery, websites, social media and marketing materials, the trade mark “New Gold” and the associated logo.  The Purchaser shall cause all signage, stationery and other materials that use such trade mark and/or logo to be removed from the Property and disposed of within 10 days from the Time of Closing and shall deliver a certificate of a senior officer of the Purchaser to the Vendor certifying that this has taken place. The Purchaser shall take all necessary steps to change the name of the Corporation to remove the words “New Gold” and shall, within 5 days from the Time of Closing, deliver to the Vendor a certified copy of articles of amendment of the Corporation evidencing such change.

4.10	Intercompany and Global Agreements

The Vendor shall, prior to the Time of Closing, terminate all agreements between any Acquired Corporation, on the one hand, and the Vendor and/or any other Affiliate of the Vendor, on the other hand, relating to the provision of goods or services to an Acquired Corporation by the Vendor or any of its other Affiliates such that at the Time of Closing any services to be provided shall be governed by the Transition Services Agreement. In addition, the Vendor shall remove the Acquired Corporations as beneficiaries of the terms of any agreement between the Vendor and any third party, including without limitation the termination as of the Time of Closing of all Existing Insurance Policies and the amendment of the Material Contracts specified in Section 5.12 of the Disclosure Letter.

4.11	Intercompany Debt

Prior to the Time of Closing, the Vendor shall implement the Debt Repayment Step Plan in order to eliminate all intercompany debt between the Acquired Corporations, on the one hand, and the Vendor and/or any of its other Affiliates, on the other hand.

4.12	Long Term Incentives

The Vendor shall take such commercially reasonable steps as may be necessary to ensure that all stock option, restricted stock units and performance share units which are outstanding in favour of any Employee as at the Time of Closing are vested, redeemed, purchased or terminated as determined by the Vendor.

4.13	Reclamation and Performance Bonds

The Purchaser shall replace the security, reclamation bonds and other similar financial assurances (the “Financial Assurances”) set out in Section 4.13 of the Disclosure Letter granted in respect of the Operations by the Vendor and its Affiliates, other than the Acquired Corporations, with Financial Assurances granted by the Purchaser, the Purchaser Parent and/or one or more of their Affiliates in form and substance satisfactory to the relevant Governmental Authority and the Vendor, in order that such replacement financial assurances are in place no later than three months following the Closing Date. The Vendor shall work co-operatively with the Purchaser and all relevant Governmental Authorities to co-ordinate the replacement of such Financial Assurances. If, as a result of the requirements of the third party holding the applicable Financial Assurance, the Parties are unable to replace such Financial Assurance by the Time of Closing, the Purchaser and the Purchaser Parent, in co-operation with the Vendor, shall work diligently to replace such Financial Assurance as soon as possible, and in any event no later than three months thereafter, and shall, at the Time of Closing, provide to the Vendor an indemnity in form and substance satisfactory to the Vendor, in respect of any Loss which may arise or be incurred or sustained by the Vendor, or an Affiliate, other than an Acquired Corporation, from, or in connection, with a breach of any obligation secured by any such Financial Assurance from and after the Time of Closing until such Financial Assurance is replaced, and the Vendor and/or any Affiliate other than an Acquired Corporation is released from its obligations thereunder. The Purchaser shall reimburse the Vendor for all interest and similar costs paid by the Vendor, or an Affiliate other than an Acquired Corporation, in respect of each Financial Assurance for the period commencing as at the close of business on the Closing Date and ending as at the close of business on the date the applicable Financial Assurance is replaced by the Purchaser.

4.14	Tax Filings

The Vendor shall file IRS Form 8288-B, together with all necessary accompanying information, with the United States Internal Revenue Service so as to minimize U.S. withholding Tax under Code Section 1445 on the purchase of the Shares from the Vendor. The Vendor shall promptly provide a copy thereof to the Purchaser, along with any communication with any Governmental Authority with respect thereto or any withholding obligations. Redacted: Commercially sensitive tax information.

4.15	Business Acquisition Report

In the event that the transactions set forth in this Agreement constitutes an acquisition of a business that requires the filing of a business acquisition report (a “BAR”) under National Instrument 51-102 - Continuous Disclosure Obligations, the Vendor will, at the Purchaser’s cost and expense, co-operate with the Purchaser and Purchaser Parent to provide the Purchaser Parent such financial information as the Purchaser Parent may reasonably require to complete the BAR; provided that, for greater certainty, neither the Vendor nor any of its Affiliates shall be required to prepare, review or audit (or cause to be audited) any financial statements to be included in the BAR.

4.16	Access to Information

The Vendor shall permit the Purchaser and its financing providers and its and their respective employees, agents and representatives, between the date of this Agreement and the Closing Time, to have up to two (2) site visits to the Property per one month anniversary of the date of this Agreement in order to provide the Purchaser and its financing providers with reasonable access during normal business hours to: (i) the Property; (ii) books and records or other material relevant to the business or assets of any Acquired Corporation including all technical data, production or other operating reports, maps and other information relating to the Property; (iii) the properties and assets used by the Acquired Corporations; and (iv) the senior management of the Acquired Corporations. The Vendor shall furnish to the Purchaser copies of books and records of the Acquired Corporations as the Purchaser shall from time to time reasonably request. The Purchaser’s rights of access shall be exercised in a manner that does not unreasonably interfere with the operations of the Acquired Corporations and solely for the purpose of enabling the Purchaser to plan and implement its integration strategy as of the Closing for the Operations and Acquired Corporations and to consummate the financing set forth in the Commitment Letter and the Equity Financing.

4.17	Risk of Loss

Until the Closing Time, the assets utilized in the Operations will be at the risk of the Vendor. If, before the Closing Time, all or a substantial portion of the assets utilized in the Operations are destroyed or damaged by fire, earthquake or any other casualty or are appropriated, expropriated or seized by any Governmental Authority, the Vendor shall promptly so notify the Purchaser and the Purchaser will have the option, exercisable by notice in writing given within four (4) Business Days of the Purchaser receiving notice in writing from the Vendor of such destruction, damage, expropriation or seizure:

(a)       to complete the transactions contemplated in this Agreement without reduction of the Purchase Price, in which event all proceeds of any insurance (including business interruption insurance) will be payable to the Purchaser immediately upon receipt; or

(b)       to terminate this Agreement and not complete the transactions contemplated in this Agreement.

If the Vendor fails to provide notice of its election within such four (4) Business Day period, the Vendor will be deemed to have elected to complete the transactions contemplated in this Agreement as provided in clause (a) above.

4.18	Consents

The Purchaser and the Purchaser Parent shall take, or cause to be taken all actions and to do or cause to be done, all things reasonably necessary to obtain the consent of the TSX-V, prior to the Closing Date, necessary in respect of the completion of the transactions set out in this Agreement, including without limitation, the completion of the Equity Financing and any additional equity financing pursuant to the Equity Commitment.

4.19	TSX-V Approval

The Purchaser and Purchaser Parent shall provide to the Vendor copies of any submissions to the TSX-V in respect of any approvals required to complete the transactions contemplated by this Agreement, the Commitment Letter, the Equity Financing and the equity financing contemplated by the Equity Commitments, contemporaneously with the filing of such submissions, and shall provide to the Vendor copies of any correspondence with the TSX-V in respect of such submissions as soon as received.

4.20	HSR Filing

Each of the Vendor and the Purchaser agrees to make an appropriate filing of a Pre-Merger Notification and Report Form under the HSR Act with respect to the transactions contemplated by this Agreement within five Business Days after the date hereof, to request early termination of the applicable waiting period and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The Vendor and the Purchaser shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in this Section 4.20. The parties hereto shall use commercially reasonable efforts to supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing. The Vendor and the Purchaser shall use their respective commercially reasonable efforts to secure the expiration or termination of any waiting periods under the HSR Act and to take such action with respect to, any antitrust division or any other similar Governmental Authority, as may be necessary to consummate the transaction contemplated by this Agreement; except that, notwithstanding anything to the contrary, in no event shall the Purchaser or any of its Affiliates be required to (a) commence or threaten to commence litigation; (b) agree to hold separate, divest, license or cause a third party to purchase, any of the assets or business of the Purchaser, the Vendor or any of their respective Affiliates; or (c) otherwise agree to any restrictions on the business of the Purchaser, the Vendor or any of their respective Affiliates in connection with avoiding or eliminating any restrictions to the consummation of the transactions contemplated by this Agreement under any applicable Law.

4.21	Withholding Tax

If the Vendor makes any payment pursuant to the indemnification provisions of Section 8.2(e), the Purchaser shall, to the extent not previously paid by the Purchaser to the applicable Governmental Authority, forthwith cause such amount to be paid in accordance with the provisions of the Code for the account of the Vendor.

Article 5

REPRESENTATIONS AND WARRANTIES of VENDOR

The Vendor hereby represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Shares and the transactions contemplated hereby:

5.1	Existence of the Vendor

The Vendor is a corporation formed and validly existing under the laws of the Province of British Columbia. The Vendor has the corporate power to: (i) own the Shares; and (ii) execute, deliver and perform its obligations under the Transaction Documents.

5.2	Execution, Delivery and Enforceability

The execution, delivery and performance of the Transaction Documents, including the sale of the Shares to the Purchaser, has been duly authorized by all necessary corporate action on the part of the Vendor and, as applicable, the Acquired Corporations and constitutes, or, in the case of the Transition Services Agreement, will constitute, a legal, valid and binding obligation of the Vendor enforceable by the Purchaser in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3	Existence of the Acquired Corporations

Each Acquired Corporation is a corporation incorporated pursuant to the laws of the State of Nevada, is in good standing and has the corporate power to carry on its business as it is currently being conducted; and neither the nature of the Operations nor the location or character of any of its assets requires any Acquired Corporation to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions set out in Section 5.3 of the Disclosure Letter, in which jurisdictions the applicable Acquired Corporation is duly registered, licensed or otherwise qualified and in good standing for such purpose. True and complete copies of the constating or other organizational documents of each Acquired Corporation have been made available to the Purchaser in the Data Room.

5.4	No Conflict

The entering into of the Transaction Documents and the performance by the Vendor of its obligations thereunder, including the sale of the Shares, will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) or give rise to a right of termination or right of first refusal under any provision of the constating documents of the Vendor or any Acquired Corporation or any Material Contract or Permit by which any Acquired Corporation is bound, or result in the creation of any Encumbrance on any of the assets of any Acquired Corporation other than a Permitted Encumbrance or except as would not individually or in the aggregate be material to the Acquired Corporations or (ii) result in a violation in any material respect of any of the terms and provisions of any Law applicable to the Vendor or any Acquired Corporation.

5.5	Capitalization of the Acquired Corporations

(a)       The authorized capital stock of the Corporation consists of 1,000 shares with par value per share of $0.01, of which 1,000 shares are issued and outstanding. Other than as set out in Section 5.5(a) of the Disclosure Letter, all of the Shares have been duly authorized, are validly issued as fully paid and non-assessable, and are owned of record and beneficially by the Vendor, free and clear of all Encumbrances. Other than as disclosed in Section 5.5(a), of the Disclosure Letter, the Vendor has the exclusive right to dispose of the Shares, and such disposal will not violate, contravene, breach or offend against or result in any default under any Material Contract, constating documents or by-laws, Order, Permit or Laws, to which the Vendor or an Acquired Corporation is a party or subject or by which the Vendor or an Acquired Corporation is bound or affected or the Mineral Leases.

(b)       Section 5.5(b) of the Disclosure Letter lists for each Subsidiary its authorized capital stock, the number of shares issued and outstanding and the owner of such shares. All such shares are have been duly authorized and are validly issued, fully paid and non-assessable. Other than as set out in Section 5.5(b) of the Disclosure Letter, such shares are owned of record and beneficially by the Acquired Corporation set out in Section 5.5(b) of the Disclosure Letter, free and clear of all Encumbrances. Except for the shares in the Subsidiaries as set out in Section 5.5(b) of the Disclosure Letter, no Acquired Corporation directly or indirectly owns any equity, partnership, membership, joint venture or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership, joint venture or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any person.

(c)       There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any of the Acquired Corporations or obligating the Vendor or any Acquired Corporation to issue or sell any shares of capital stock of, or any other interest in, any of the Acquired Corporations. Except as set forth in Section 5.5(c) of the Disclosure Letter, the Acquired

Corporations do not have outstanding or authorized any equity awards, including any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of any of the Acquired Corporations. No shares of capital stock or other equity or ownership interests of any Acquired Corporation have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of any Acquired Corporation or any agreement to which any Acquired Corporation is a party or by which any Acquired Corporation is bound.

5.6	Consents

(a)       Except as disclosed in Section 5.6(a) of the Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or any other person is required to be obtained or made by the Vendor or any Acquired Corporation in connection with the consummation of the transactions contemplated by this Agreement, which, if not obtained, would result in a Material Adverse Change.

(b)       Except as disclosed in Section 5.6(b) of the Disclosure Letter, no consent or approval is required to be obtained under any Material Contract or the Mineral Leases or from any person other than a Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement.

5.7	Financial Statements

True and complete copies of the Financial Statements are set out as Section 5.7 of the Disclosure Letter. The Financial Statements have been prepared in accordance with the Accounting Policy, are correct and complete in all material respects and present fairly in all material respects the assets and liabilities (whether accrued, absolute, contingent or otherwise) and the consolidated financial condition of the Acquired Corporations as at the dates and the results of operations and cash flows of the Acquired Corporations on a consolidated basis for the period covered by the Financial Statements.

5.8	No Undisclosed Liabilities

No Acquired Corporation has any liabilities required to be disclosed in its financial statements in accordance with IFRS (whether accrued, absolute, contingent or otherwise), except (i) those liabilities in respect of the Property or the Operations reflected or reserved against on the Financial Statements; (ii) liabilities incurred since the date of the Financial Statements in the ordinary course of business, consistent with past practices and which do not result in a Material Adverse Change; and (iii) any other liability which does not result in a Material Adverse Change. Except as disclosed in Section 5.8 of the Disclosure Letter, no Acquired Corporation has guaranteed or is, or may become, otherwise liable for any liabilities or indebtedness of any other person.

5.9	Account Receivable

All accounts receivable, book debts and other debts due or accruing to any Acquired Corporation are bona fide and, subject to an allowance for doubtful accounts, have been reflected on the books of the Acquired Corporations in accordance with applicable Laws and IFRS and otherwise on a basis consistent with prior periods, and except to the extent paid before the Closing Date, are collectible without set-off or counterclaim.

5.10	Absence of Changes

Since December 31, 2017, except as disclosed in Section 5.10 of the Disclosure Letter, the business of each Acquired Corporation has been conducted only in the ordinary course of business consistent with past practices and there has not been any Material Adverse Change in respect of the Acquired Corporations on a consolidated basis.

5.11	Title

(a)       Section 5.11(a) of the Disclosure Letter sets forth a true and complete list of all real property owned in fee simple by the Acquired Corporations (the “Owned Real Property”). The Acquired Corporations hold title to the Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.

(b)       Section 5.11(b) of the Disclosure Letter sets forth a true and complete list of all real property leased or subleased by the Acquired Corporations, (the “Leased Real Property”), other than leased or subleased unpatented mining claims. The applicable Acquired Corporation set out in Section 5.11(b) of the Disclosure Letter holds a valid and enforceable leasehold or subleasehold interest in the applicable Leased Real Property, free and clear of all Encumbrances except for Permitted Encumbrances in accordance with the terms set out in the applicable lease or sublease. All such leases or subleases are in good standing and in full force and effect without amendment thereto other than such amendments as are set out in the Data Room, and no Acquired Corporation nor, to the Vendor’s knowledge, any other party thereto is in breach of any material covenants, conditions or obligations contained therein. True and complete copies of all such leases or subleases, including any amendments thereto, have been made available to the Purchaser in the Data Room.

(c)       Other than as set out in Section 5.11(b) of the Disclosure Letter, the applicable Acquired Corporation is in exclusive possession of the Leased Real Property.

(d)       Section 5.11(d) of the Disclosure Letter sets forth a true and complete list of all unpatented mining and millsite claims (the “Owned Mining Claims”) owned by the Acquired Corporations. The Acquired Corporation specified in Section 5.11(d) of the Disclosure Letter is the sole owner of and holds valid and enforceable title to the applicable claim, free and clear of all Encumbrances except for Permitted Encumbrances, and subject to the paramount title of the United States. All such Mining Claims are in good standing, in full force and effect and, to the knowledge of the Vendor, have been located and maintained in accordance with applicable Laws.

(e)       Section 5.11(e) of the Disclosure Letter sets forth a true and complete list of all unpatented mining claims leased or subleased (the “Leased Mining Claims”) by the Acquired Corporations and used in connection with the Operations. The Acquired Corporations, as specified in Section 5.11(e), hold a valid and enforceable leasehold or subleasehold interest in all such mining claims, free and clear of all Encumbrances except for Permitted Encumbrances and, all such leases or subleases are in good standing. True and complete copies of all such leases or subleases, including any amendments thereto, have been made available to the Purchaser in the Data Room

(f)       Other than as listed in Section 5.11(f) of the Disclosure Letter, no person (including the Vendor or any of its Affiliates) has any Royalties encumbering any of the Property or any right to be granted any Royalty in respect of the production of minerals from the Property.

(g)       The mineral extraction leases set out in Section 5.11(g) of the Disclosure Letter (the “Mineral Leases”) have been issued to Western Mesquite and no other mineral extraction leases are issued and outstanding in favour of any Acquired Corporation. Western Mesquite has complied in all material respects with the terms of the Mineral Leases and is entitled to all of the rights thereunder. True and complete copies of the Mineral Leases, including any amendments thereto, have been made available to the Purchaser in the Data Room.

(h)       Section 5.11(h) of the Disclosure Letter sets out a list of all material easements, surface rights and rights of way (the “Additional Rights”) from landowners or Governmental Authorities issued or granted to any of the Acquired Corporations. The Acquired Corporations have all easements and surface rights from landowners or Governmental Authorities necessary to conduct the Operations as currently conducted.

(i)       Other than as set out in Section 5.11(i) of the Disclosure Letter, Western Mesquite holds valid and enforceable title to, or a valid leasehold or subleasehold interest in, all material buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles, inventory and other items of tangible personal property and other assets used in the Operations and required to conduct the Operations as currently conducted (the “Personal Property”). All of the Personal Property is in reasonable operating condition having regard to its use and age (ordinary wear and tear excepted). All of the Personal Property is located at the Property other than Finished Product Inventory which has been sent for processing.

(j)       An Acquired Corporation has the exclusive right to deal with the Owned Mining Claims, Leased Mining Claims, Mineral Leases and the Additional Rights (collectively, the “Mining Rights”), and other than pursuant to the Credit Agreement and the Indentures, there are no restrictions on the ability of any Acquired Corporation to use, transfer or exploit the foregoing, other than pursuant to Law, including the specific provisions of any Contract granting any such rights, or Permitted Encumbrances.

(k)       No Acquired Corporation is a party to any Contract containing farm-in or earn-in rights, rights of first refusal, rights of first offer or similar rights that would materially affect the Mining Rights. Neither the Vendor nor any Acquired Corporation has received any notice from any Governmental Authority or any other person of any revocation, cancelation or termination or intention to revoke, cancel or terminate the interest of any Acquired Corporation in any of the Mining Rights.

5.12	Permits

Except as disclosed in Section 5.12 of the Disclosure Letter, Western Mesquite has all material Permits and Western Mesquite is not in material default or material breach of any such material Permit. Section 5.12 of the Disclosure Letter lists all of the material Permits as of the currency date set out therein. None of the material Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated herein.

5.13	Agreements and Commitments

Section 5.13 of the Disclosure Letter contains a list of all Material Contracts. Except as disclosed in Section 5.13 of the Disclosure Letter, (i) the applicable Acquired Corporation has performed, in all material respects all of the obligations required to be performed by it under such Material Contracts, (ii) the applicable Acquired Corporation is entitled to all benefits under any such Material Contract, (iii) no Acquired Corporation is in material breach or violation of or material default under (in each case, with or without notice or lapse of time or both) any Material Contract to which it is a party which would detrimentally affect the entitlement of the applicable Acquired Corporation to the benefits of such Material Contract; and (iv) all such Material Contracts are valid and binding agreements of the Acquired Corporation which is a party thereto and are in full force and effect and no Acquired Corporation or, to the knowledge of the Vendor, other party, as of the date of this Agreement, to any such Material Contract is in material breach of the terms thereof. True and complete copies of all Material Contracts and any amendments thereto have been made available to the Purchaser in the Data Room. To the knowledge of the Vendor: (i) there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any Material Contract; (ii) neither the Vendor nor any Acquired Corporation has received notice that any party to a Material Contract intends to cancel, terminate or otherwise materially and adversely modify or not renew its relationship with the applicable Acquired Corporation, and, to the knowledge of the Vendor, no such action has been threatened.

5.14	Environmental Matters

(a)       Except as set forth in this Section 5.14, no representations or warranties are being made by the Vendor with respect to matters arising under or relating to Environmental Laws.

(b)       Except as disclosed in Section 5.14 of the Disclosure Letter, (i) currently and during the past six years, Western Mesquite in connection with the Operations and the Property was in compliance in all material respects with all applicable Environmental Laws, (ii) Western Mesquite has duly obtained all material Permits necessary to conduct the Operations as currently conducted in compliance in all material respects with all Environmental Laws, all such Permits are in full force and effect and Western Mesquite is not in material default or material breach of any such material Permit, (iii) Western Mesquite has not received, during the six year period preceding the date of this Agreement, any written order, notice or other communication from any Governmental Authority in respect of the Property of any actual or threatened material non-compliance with any Environmental Law which would give rise to a material undischarged liability relating to the Property and (iv) to the knowledge of the Vendor there are no pending or threatened Proceedings, reviews or investigations relating to the Vendor or any Acquired Corporation in connection with the Operations or the Property arising under or in respect of any Environmental Law.

(c)       There has been no Release of Hazardous Substances in contravention of Environmental Law with respect to the Operations, the Owned Real Property, Leased Real Property or Mining Rights or any other assets of any Acquired Corporation, during the period commencing on August 31, 2013 and ending on the date hereof, that has resulted in a Material Adverse Change and, to the knowledge of the Vendor, neither any Acquired Corporation nor the Vendor, has received any notice under Environmental Laws that any Owned Real Property, Leased Real Property or Mining Rights has been contaminated with any Hazardous Substances which could reasonably be expected to result in a Claim against, or a violation of Environmental Law or term of any Permit by any Acquired Corporation. To the knowledge of the Vendor, all Hazardous Substances and other wastes, materials and substances used in whole or in part or in connection with or resulting from the Operations have been generated, disposed of, treated and stored in material compliance with all Environmental Laws.

(d)       The Acquired Corporations are in compliance in all material respects with any rehabilitation and closure obligations, for which any Acquired Corporation is responsible pursuant to applicable Law, with respect to the Operations, the Owned Real Property, the Leased Real Property and any property formerly owned by an Acquired Corporation. The Financial Statements set forth accurate accruals for all such rehabilitation and closure obligations.

(e)       To the knowledge of the Vendor, no building, structure or improvement located on the Owned Real Property or the Leased Real Property contains asbestos, mould, PCBs or other Hazardous Substances in violation of any applicable Law.

(f)       To the knowledge of the Vendor, no underground storage tanks are or have been located on the Owned Real Property or the Leased Real Property.

5.15	Books and Records

(a)       The financial books, records and accounts of each Acquired Corporation have been maintained in accordance with IFRS and fairly reflect the material transactions, results of operations, cashflows and dispositions of the assets and properties of the applicable Acquired Corporation.

(b)       As at the date hereof, the corporate records and minute books for each Acquired Corporation have been maintained in accordance with applicable Law and contain complete and accurate records of all matters required to be dealt with in such books and records, in each case in all material respects, and no material meeting, or material action taken by written consent, of any stockholders, board of directors or committee of any Acquired Corporation has been held for which minutes have not been prepared and are not contained in such books. The Vendor has made available to the Purchaser all minutes and resolutions of the shareholders or directors of each Acquired Corporation since January 1, 2014.

5.16	Insurance

Section 5.16 of the Disclosure Letter sets out a list of all insurance policies in force as at the date hereof with respect to the Property and the Operations conducted thereon (the “Existing Insurance Policies”) that are maintained by the Vendor or any Acquired Corporation. Neither the Vendor nor any Acquired Corporation is in material default with respect to any of the provisions contained in any Existing Insurance Policy. Neither the Vendor and nor any Acquired Corporation has failed to give any notice or present any material claim with respect to the Property or the Operations conducted thereon under any Existing Insurance Policy in a due and timely manner. As of the date of this Agreement, there are no material claims by the Vendor or any Acquired Corporation pending under any of the Existing Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. There have been no material claims made in connection with any insurance policy maintained by or on behalf of an Acquired Corporation in the period from September 1, 2017 to the date of the Agreement.

5.17	Compliance with Laws

Except as disclosed in Section 5.17 of the Disclosure Letter, each Acquired Corporation is and has been, for the four years preceding the date hereof, in compliance with applicable Laws except for such non-compliance as would not, individually or in the aggregate, result in a Material Adverse Change.

5.18	Litigation

Except as disclosed in Section 5.18 of the Disclosure Letter, (a) there are no Proceedings pending or, to the knowledge of the Vendor, threatened against or affecting or related to the Vendor or any Acquired Corporation in connection with its conduct of the Operations or the Property before or by any court or any Governmental Authority which would reasonably be expected to be material to the Acquired Corporations on a consolidated basis, and (b) neither the Vendor nor any Acquired Corporation is subject to any outstanding injunction decree, ruling or judgment that, either individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated by this Agreement, materially restrict the conduct of the Operations as currently conducted or result in a Material Adverse Change. Neither the Vendor nor any Acquired Corporation has knowledge of any ground on which any such Proceeding might be commenced with any reasonable likelihood of success.

5.19	Taxes

(a)       (i) All U.S. federal and other material Tax Returns required to be filed with respect to each Acquired Corporation have been filed; (ii) all such Tax Returns are true,

complete and correct in all material respects; and (iii) all material Taxes due and owing with respect to each Acquired Corporation have been paid or accrued.

(b)       Except as set out in Section 5.19(b) of the Disclosure Letter, no Acquired Corporation has (i) waived any statute of limitations in respect of income Taxes or, as of the date of this Agreement, been requested by any Governmental Authority to make any such waiver, or (ii) agreed or, as of the date of this Agreement, been requested by any Governmental Authority to agree to any extension of time with respect to any Tax Assessment or deficiency.

(c)       All material Taxes that each Acquired Corporation has been required to collect or withhold have been duly collected or withheld and have been duly and timely paid to the proper Governmental Authority in accordance with applicable Law.

(d)       Except as noted in Section 5.19(d) of the Disclosure Letter, as of the date of this Agreement, to the Vendor’s knowledge (i) no Tax Return of any Acquired Corporation is under Assessment or audit; and (ii) no Governmental Authority in a jurisdiction in which an Acquired Corporation does not file Taxes has made a claim that such Acquired Corporation is or may be subject to Tax in that jurisdiction. As of the date of this Agreement, no Acquired Corporation has received any written notice of any outstanding subpoenas, requests for information, notice of proposed reassessment of any property owned, used, or leased by any Acquired Corporation, or any other matter pending between any Acquired Corporation and any Governmental Authority with respect to Taxes.

(e)       The representations and warranties contained in this Section 5.19 are the Vendor’s sole and exclusive representations and warranties regarding Taxes.

5.20	Related Party Transactions

Except as listed in Section 5.20 of the Disclosure Letter, no present or former director, officer, stockholder, equityholder or Affiliate of any Acquired Corporation, nor any of such person’s Affiliates or immediate family members is a party to any agreement with or binding on any Acquired Corporation or any of its properties, or has any interest in any property owned or leased by any Acquired Corporation.

5.21	Employees

(a)       Except as set forth in Section 5.21(a) of the Disclosure Letter, there is no commitment or agreement binding upon any Acquired Corporation to increase wages or benefits, to modify the terms and conditions of or terminate the employment of any Employee. Other than as set forth in Section 5.21(a) of the Disclosure Letter, there are no employment agreements, commitments, policies, plans or arrangements binding on any Acquired Corporation or any Benefit Plan in effect that would (i) trigger the accelerated vesting, funding or delivery of, or material increase of any amounts that may become payable by any Acquired Corporation to any Employees, former Employees, directors, consultants, independent contractors of any Acquired Corporation, or (ii) result in the payment of any amount or benefit that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, in each case, as a result of the consummation of the transactions contemplated by this Agreement, whether alone or in combination with any other event. None of the Acquired Corporations is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement to provide for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

(b)       There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation in respect of the Operations and as of the date of this Agreement, no Acquired Corporation has been reassessed in any material respect under such legislation during the past three (3) years.

(c)       The Vendor has made available to the Purchaser in the Data Room all orders and inspection reports under occupational health and safety legislation arising under applicable Law (in this subsection, “OHSA”) related to the Operations. To the knowledge of the Vendor, as at the date of this Agreement, there are no charges pending under OHSA in respect of the Operations. Each of the Acquired Corporations has complied in all material respects with any orders issued under OHSA in respect of the Operations and as of the date of this Agreement, there are no appeals of any orders by any Acquired Corporation under OHSA outstanding.

(d)       No Acquired Corporation is a party, either directly or by operation of law, to any collective agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting the Employees, and to the knowledge of the Vendor, no union organizing activities have occurred with respect to current or former Employees or have been threatened, in each case, during the three-year period ending on the date hereof .

(e)       As of the date of this Agreement, no Acquired Corporation is currently engaged in any labour negotiations nor is party to any application, complaint or other proceeding under any employment or labour statute, no strike, labour suit or proceeding or labour administrative proceeding is pending or, to the knowledge of the Vendor, threatened in writing regarding Employees that would reasonably be expected to result in a Material Adverse Change.

(f)       Section 5.21 of the Disclosure Letter contains a true and complete list, as at August 31, 2018, of the names of all individuals who are full-time, part-time or casual Employees or individuals engaged on contract to provide employment services to any Acquired Corporation, specifying the length of hire, title or classification and rate of salary or hourly pay and commission or bonus entitlements (if any) for each such Employee of the Acquired Corporations. Except as set forth in Section 5.21 of the Disclosure Letter, as at August 31, 2018, no Employee has been continually absent from work for a period in excess of one month and who is in receipt of benefits pursuant to the provisions of a short or long term disability plan provided by the Vendor or an Acquired Corporation, applicable workplace safety and insurance legislation or other applicable workplace safety and insurance legislation.

(g)       No Acquired Corporation has misclassified any individual as an independent contractor rather than as an Employee, or as exempt rather than non-exempt from any employer’s obligation to pay overtime, or has improperly included or excluded any such person from any Benefit Plan, except where any such misclassification, inclusion or exclusion would not result in a Material Adverse Change. A Form I-9 is on file with the applicable Acquired Corporation with respect to each Employee in accordance in all material respects with the requirements of applicable Laws.

(h)       All accruals for employment benefits, including, but not limited to, unpaid vacation pay, premiums and contributions for Benefit Plans, accrued wages, salaries and commissions have been reflected in all material respects in the books and records of the Acquired Corporations.

5.22	Benefit Plans

(a)       Section 5.22 of the Disclosure Letter contains a true and complete list of each Benefit Plan to which any Acquired Corporation is a party or by which it is bound. None of the Benefit Plans is maintained or administered by a person other than the Vendor or an Acquired Corporation.

(b)       No Acquired Corporation has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing Benefit Plan that would affect any Employee or former employee of or engaged by an Acquired Corporation, except such modification or amendment as may be required to be made to secure the continued registration of any existing Benefit Plan with each applicable Governmental Authority.

(c)       The Vendor has delivered to the Purchaser, in the Data Room, true and complete copies of each of each Benefit Plan.

(d)       All employer or employee payments, contributions or premiums required to be remitted or paid in respect of each Benefit Plan or by applicable Law have been made in all material respects in accordance with Law and the terms of the Benefit Plan.

(e)       Each Benefit Plan has been maintained, funded and administered in accordance with its in all material respects terms and complies in all material respect with the applicable requirements of ERISA, the Code and other applicable Labour Laws. Except for routine claims for benefits, there is no proceeding pending or, to the knowledge of the Vendor, threatened against or arising out of a Benefit Plan, except for those proceedings that would not reasonably be expected to result in a Material Adverse Change. Each Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code has received a favourable determination letter or favourable opinion letter from the IRS and, to the knowledge of the Vendor, no fact or event has occurred since the date of such letter that would reasonably be expected to materially and adversely affect the qualified status of such Benefit Plan. None of the Acquired Corporations sponsors, maintains, contributes to, has any obligation to contribute to, or has any material liability with respect to, any Benefit Plan subject to Title IV of ERISA, Section 302 of the Code, Section 412 of the Code or any Multiemployer Plan (as defined in ERISA). No Benefit Plan provides medical, dental, vision or prescription drug benefits with respect to any current or former Employee, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f)       To the knowledge of the Vendor, no Acquired Corporation has engaged in any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan and no event has occurred, nor does any condition exist that would, subject any of the Acquired Corporations to any material Tax, fine, lien or penalty imposed by ERISA, the Code or other applicable Laws with respect to any Benefit Plan.

5.23	Sufficiency of Assets and Properties

The buildings, plants, structures, fixtures, machinery, equipment, vehicles and other items of tangible personal property owned or leased by any Acquired Corporation and used in the conduct of the Operations, together with all other properties and assets of the Acquired Corporations, will (subject to fair wear and tear) be sufficient at the Time of Closing for the conduct of the Operations after Closing in substantially the same manner as conducted by the Acquired Corporations immediately prior to the Time of Closing.

5.24	No Expropriation

During the five-year period commencing on August 31, 2013, no part of the property or assets of any Acquired Corporation has been taken, condemned or expropriated by any Governmental Authority nor has the Vendor received any written notice that a proceeding in respect thereof been commenced nor, to the knowledge of the Vendor, does any Governmental Authority intend or propose to give such notice or commence any such proceedings.

5.25	Technical Report

The technical report prepared for the Vendor by RPA Inc., entitled “Technical Report on the Mesquite Mine, Imperial Country, California, U.S.A.” dated February 28, 2014 complied in all material respects with the requirements of NI43-101 at the time of filing thereof based on the information available at the time the report was prepared.

5.26	Anti-Corruption, Sanctions and Money Laundering

(a)       None of the Acquired Corporations, nor, to the knowledge of the Vendor, any of their respective directors, officers, employees or agents has taken any action that would cause such Acquired Corporation to be in violation in any material respect of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction in which it conducts its business and to which it is subject. No proceedings under any such law are pending against or affecting any Acquired Corporation nor, to the knowledge of the Vendor, are any threatened.

(b)       The operations of the Acquired Corporations are, and have been conducted at all times in material compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Vendor or an Acquired Corporation is subject and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any governmental entity or body or arbitrator involving the Vendor or an Acquired Corporation with respect to the Money Laundering Laws is to the knowledge of the Vendor, pending or threatened.

(c)       No Acquired Corporation has had and, to the knowledge of the Vendor, no director, officer, agent, consultant, employee or Affiliate of any Acquired Corporation has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such person; and no Acquired Corporation is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the “U.S. Economic Sanctions”) or to the knowledge of the Vendor, is conducting business with any person subject to any U.S. Economic Sanctions.

(d)       No Acquired Corporation nor, to the Vendor’s knowledge, any of their respective Affiliates, is in violation of Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (the “Executive Order”) and/or to the Vendor’s, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”).

(e)       No Acquired Corporation, nor to the Vendor’s knowledge, any of their respective Affiliates, is a “Prohibited Person” which is defined as follows: (i) a person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person or entity owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person or entity with whom the Purchaser is prohibited from dealing or otherwise engaging in any transaction by the Executive Order or the Patriot Act; (iv) a person or entity who commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; (v) a person or entity that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http:/www.treas.gov/ofac/tllsdn.pdf, or at any replacement website or other replacement official publication of such list; or (vi) a person or entity who is affiliated with a person or entity listed above.

(f)       To the Vendor’s knowledge, no Acquired Corporation, or any of their respective Affiliates, has: (i) conducted any business or engaged in any transaction or dealing with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person; (ii) dealt in or otherwise engaged in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) engaged in or conspired to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set out in the Executive Order or the Patriot Act.

5.27	Finder’s Fee

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Vendor or any Acquired Corporation who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

5.28	Residence

The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

5.29	Intellectual Property

As at the date hereof, other than as set out in Section 5.29 of the Disclosure Letter, each Acquired Corporation owns or possesses such rights as are necessary to use any Intellectual Property used by them. Neither the Vendor nor any Acquired Corporation has any knowledge of any claim of infringement or breach by any Acquired Corporation of any intellectual property rights of any other person, nor has the Vendor or any Acquired Corporation received any notice that the conduct of the Operations infringes upon or breaches any intellectual property rights of any other person, or the trade secrets, know-how or confidential or proprietary information of any other Person.

5.30	NGOs and Community Groups

As at the date of this Agreement, no Acquired Corporation is actively engaged in responding to any written complaint delivered to an Acquired Corporation from any non-governmental organization, Native American, community or local community group, in respect of the Property or the Operations which would reasonably be expected to result in a Material Adverse Change.

5.31	Bank Accounts and Attorneys

Section 5.31 of the Disclosure Letter sets forth a complete and accurate list showing the name of each bank, trust company or similar institution in which any Acquired Corporation has accounts or safe deposit boxes, the number or designation of each such account and safety deposit box and the names of all persons authorized to draw thereon or to have access thereto and showing the name of each person holding a general or special power of attorney from any Acquired Corporation and a summary of the terms thereof.

Article 6
representations and warranties of purchaser and purchaser parent

The Purchaser and the Purchaser Parent hereby jointly and severally represent and warrant to the Vendor as follows and acknowledge that the Vendor is relying on such representations and warranties in entering into this Agreement and completing the sale of the Shares and the transactions contemplated hereby:

6.1	Existence

The Purchaser is a corporation validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the corporate power or other organization powers to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. All of the issued and outstanding shares in the capital of the Purchaser are owned beneficially by the Purchaser Parent and of record by a wholly-owned subsidiary of the Purchase Parent. The Purchaser Parent is a company validly existing and in good standing under the laws of the province of British Columbia. The Purchaser Parent has the corporate power or other organization powers to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party.

6.2	Execution, Delivery and Enforceability

The execution, delivery and performance of each Transaction Document to which it is a party has been duly authorized by all necessary corporate action on the part of each of the Purchaser and the Purchaser Parent, and constitutes a legal, valid and binding obligation of each of the Purchaser and the Purchaser Parent enforceable by the Vendor in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

6.3	No Conflict

The entering into of this Agreement and the other Transaction Documents and the performance by the Purchaser and the Purchaser Parent of their respective obligations hereunder and thereunder, including the purchase of the Shares and payment of the Purchase Price, will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the constating documents of the Purchaser or the Purchaser Parent or any Contract to which either of them is a party or by which either of them is bound or (ii) result in a violation in any material respects of any of the terms and provisions of any Law applicable to the Purchaser or the Purchaser Parent.

6.4	Consents and Regulatory Approvals

Other than (i) the approvals of the TSX-V to consummate the transactions contemplated by this Agreement, the Commitment Letter, the Equity Financing and the equity financing contemplated by the Equity Commitments; and (ii) the HSR Act filings contemplated in Section 4.20, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority including without limitation any Anti-Trust Approval, or any other third party is required to be obtained by the Purchaser or the Purchaser Parent in connection with the consummation of the transactions contemplated by this Agreement including the financing contemplated in the Commitment Letter, the Equity Financing and the completion of any equity financing pursuant to the Equity Commitment. There are no consents or approvals required in respect of the Equity Financing or the completion of any Equity Financing pursuant to the Equity Commitment, including any consents or approval from the shareholders of the Purchaser Parent (other than the approval of the TSX-V).

6.5	Litigation

There are no Proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser or the Purchaser Parent before any court or Governmental Authority nor is the Purchaser or the Purchaser Parent subject to any outstanding injunction, order, decree, ruling or judgment that, either individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated by this Agreement.

6.6	Commitment Letter

The Purchaser has delivered to the Vendor a true and complete (other than the redactions of fees payable) copy of the executed commitment letter dated on or about September 17, 2018 (the “Commitment Letter”) from The Bank of Nova Scotia (“BNS”) to provide financing to the Purchaser in the amount set forth therein. As of the date hereof, the Commitment Letter has not been amended or modified and the commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Commitment Letter is a valid and binding obligation of the Purchaser Parent and, to the knowledge of the Purchaser, BNS, and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Commitment Letter by the Purchaser Parent, or, to the knowledge of the Purchaser, BNS, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser Parent or, to the knowledge of the Purchaser, BNS, under the Commitment Letter. As of the date hereof, the Purchaser has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Commitment Letter not being satisfied or the funding contemplated in the Commitment Letter not being made available on the Closing Date. As of the date hereof, the Commitment Letter is not subject to any conditions precedent to the obligations of BNS to make the full amount of the financing contemplated therein available at the Closing, or any contingencies that would permit BNS to reduce the amount of financing to be provided thereunder, other than as expressly set forth therein. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Purchaser Parent or any of its Affiliates is a party which could reasonably be expected to adversely affect the availability of the financing under the Commitment Letter. BNS and Sprott Private Resource Lending (Collector), LP have agreed upon the material terms pursuant to which an intercreditor agreement will be entered into in respect of their respective loan arrangements with the Purchaser and the Purchaser Parent.

6.7	Equity Financing

The Purchaser has delivered to the Vendor true and complete copies of the Equity Commitments from Sprott Inc., Ross Beaty and Augusta Investments Inc. (collectively, the “Equity Parties” and each, an “Equity Party”) to provide equity financing to the Purchaser Parent in the respective amounts set forth therein. As of the date hereof, no Equity Commitment has been amended or modified, and the commitments contained in the Equity Commitments have not been withdrawn, terminated or rescinded in any respect. Each Equity Commitment is in full force and effect and, to the knowledge of the Purchaser, is a valid and binding obligation of respective Equity Party. As of the date hereof, (x) there is no default or breach under any Equity Commitment by Purchaser Parent or, to the knowledge of the Purchaser, any Equity Party, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser Parent or any Equity Party under the Equity Commitments. As of the date hereof, the Purchaser has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in the equity funding contemplated in the Equity Commitments not being made available by the Closing Date. As of the date hereof, the Equity Commitments are not subject to any conditions precedent to the obligations of the Equity Parties thereunder to make the full amount of the financing contemplated therein available by the Closing, or any contingencies that would permit the Equity Parties to reduce the amount of financing to be provided thereunder, other than as expressly set forth therein. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Purchaser Parent or any of its Affiliates is a party which could reasonably be expected to adversely affect the availability of the financing under the Equity Commitments.

6.8	Equity Engagement Letter

The Purchaser has delivered to the Vendor a true and complete copy of the executed Equity Engagement Letter. As of the date hereof, the Equity Engagement Letter has not been amended or modified and the commitments contained in the Equity Engagement Letter have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Equity Engagement Letter is a valid and binding obligation of the Purchaser Parent and, to the knowledge of the Purchaser, Scotia Capital Inc. (“SCI”), and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Equity Engagement Letter by the Purchaser Parent, or, to the knowledge of the Purchaser, SCI, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser Parent or, to the knowledge of the Purchaser, SCI, under the Equity Engagement Letter. As of the date hereof, the Purchaser has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Equity Engagement Letter not being satisfied or the equity funding contemplated in the Equity Engagement Letter not being made available on the Closing Date. As of the date hereof, the Equity Engagement Letter is not subject to any conditions precedent to the obligations of SCI to make the full amount of the guaranteed financing commitment of $40 million contemplated therein available at the Closing, or any contingencies that would permit SCI to reduce such amount of financing to be provided thereunder, other than as expressly set forth therein. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Purchaser Parent or any of its Affiliates is a party which could reasonably be expected to adversely affect the availability of the financing under the Equity Engagement Letter.

6.9	Finder’s Fee

Other than SCI and Sprott Private Resource Lending (Collector), LP, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or the Purchaser Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents. The Purchaser and the Purchaser Parent are solely responsible for any and all fees and commissions that may be due and owing to SCI and Sprott Private Resource Lending (Collector), LP.

6.10	Investment Purpose

The Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Shares are not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

6.11	Independent Investigation

The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Corporations, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Vendor and the Acquired Corporations for such purpose. The Purchaser acknowledges and agrees that none of the Vendor, the Acquired Corporations or any other person has made any representation or warranty, including any representation or warranty arising from statute or otherwise in Law, as to Vendor, any Acquired Corporation, the Operations, or this Agreement, or any related matter, including without limitation future production, revenue, profitability or success of the Acquired Corporations, except as expressly set forth in Article 5 (including the related portions of the Disclosure Letter).

Article 7
CLOSING CONDITIONS

7.1	Closing Conditions in Favour of the Purchaser

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a)	each of the Vendor Fundamental Representations shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time and each of the other representations and warranties made by the Vendor in this Agreement shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change (disregarding for purposes of this Section 7.1(a) any materiality, Material Adverse Change or similar qualification contained in any such representation or warranty), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Vendor shall have provided to the Purchaser a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(b)	the Vendor shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Vendor on or prior to the Time of Closing, and the Vendor shall have provided to the Purchaser a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(c)	there shall have been no Material Adverse Change since the date of this Agreement;
(d)	no provision of any applicable Law shall prohibit or make illegal the Closing, and no Governmental Authority or other person shall have instituted or threatened any proceeding seeking to impose any such restraint or prohibition, or otherwise make illegal, the Closing;
(e)	the Vendor shall have delivered an executed copy of the Transition Services Agreement;
(f)	the Purchaser Parent shall have completed a debt financing for aggregate gross proceeds of at least $100,000,000;
(g)	each of the Vendor Consents shall have been obtained in form and substance satisfactory to the Purchaser, acting reasonably, and be in effect as of the Closing Date;

(h)	the Purchaser shall have obtained any required approvals of the TSX-V for the transactions contemplated by this Agreement;
(i)	the Purchaser and the Vendor shall have made completed filings under the HSR Act with both the United States Federal Trade Commission and the United States Department of Justice, and the required waiting period under the HSR Act shall have expired (or a Notice of Early Termination shall have been received) without receipt of a Second Request or the commencement of an Extended Waiting Period under the HSR Act;
(j)	the Vendor will have filed for a withholding certificate from the United States Internal Revenue Service; and
(k)	all deliveries contemplated by Section 3.3 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Purchaser and any such condition may be waived in whole or in part by the Purchaser at or prior to the Time of Closing by delivering to the Vendor a written waiver to that effect executed by the Purchaser. Delivery of any such waiver shall be without prejudice to any rights and remedies the Purchaser may have for breach of covenant, representation or warranty by the Vendor, and also without prejudice to the Purchaser’s rights of termination in the event of non-performance of any other conditions in whole or in part.

7.2	Closing Conditions in favour of the Vendor

The obligations of the Vendor to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a)	the representations and warranties made by each of the Purchaser and the Purchaser Parent in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date), and each of the Purchaser and the Purchaser Parent shall have provided to the Vendor a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(b)	the Purchaser shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Time of Closing, and the Purchaser shall have provided to the Vendor a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(c)	the Vendor shall have entered into arrangement with its lenders satisfactory to the Vendor, acting reasonably, to amend or supplement the Credit Agreement, the

Indentures and supporting security to replace the guarantees and security provided by the Acquired Corporations and the security interest relating to the Shares;

(d)	all security and reclamation bonds and other similar financial assurances granted by the Vendor in respect of the Operations shall have been replaced in a manner satisfactory to the applicable Governmental Authority and the Vendor with financial assurances granted by the Purchaser, the Purchaser Parent or an Affiliate or arrangements to replace such security, satisfactory to the Vendor, acting reasonably, shall have been commenced;
(e)	the Purchaser and the Purchaser Parent shall have delivered an executed copy of the Transition Services Agreement;
(f)	the Purchaser and the Vendor shall have made completed filings under the HSR Act with both the United States Federal Trade Commission and the United States Department of Justice, and the required waiting period under the HSR Act shall have expired (or a Notice of Early Termination shall have been received) without receipt of a Second Request or the commencement of an Extended Waiting Period under the HSR Act; and
(g)	all deliveries contemplated by Section 3.4 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Vendor and any such condition may be waived in whole or in part by the Vendor at or prior to the Time of Closing by delivering to the Purchaser a written waiver to that effect executed by the Vendor. Delivery of any such waiver shall be without prejudice to any rights and remedies the Vendor may have for breach of covenant, representation or warranty by the Purchaser, and also without prejudice to the Vendor’s rights of termination in the event of non-performance of any other conditions in whole or in part.

Article 8
SURVIVAL AND INDEMNIFICATION

8.1	Survival of Representations, Warranties and Covenants

Subject to Section 8.7, all representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement (other than the conditions of Closing set out in Article 3) shall survive the Closing and shall not merge.

8.2	Indemnification by the Vendor

Subject to the limitations set out elsewhere in this Article 8, the Vendor shall indemnify and save harmless the Purchaser Indemnified Parties from and against all Losses suffered or incurred by a Purchaser Indemnified Party as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Vendor of any the Vendor Fundamental Representation;
(b)	any inaccuracy or breach by the Vendor of any representation or warranty of the Vendor contained in this Agreement (other than an inaccuracy or breach of a the Vendor Fundamental Representation or the Title Representation) or in any agreement, certificate or other document delivered pursuant hereto;
(c)	any inaccuracy or breach by the Vendor of the Title Representation;
(d)	any liability for Taxes of the Acquired Corporations, other than Taxes which are offset against the AMT Receivable, with respect to any taxable period ending on or before the Effective Time and that portion of any Straddle Period up to the Effective Time, including any liability of an Acquired Corporation for Taxes arising from the Debt Repayment Step Plan;
(e)	any liability for withholding Taxes on the Purchase Price paid to the Vendor, including any fines, penalties, charges or other costs as a result of a failure to withhold such amounts; and
(f)	any breach or non-performance by the Vendor of any covenant contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.
8.3	No Investigation

Notwithstanding any other provision of this Article 8, the Vendor shall not be liable to indemnify or otherwise save harmless any of the Purchaser Indemnified Parties, pursuant to the terms of this Agreement or otherwise pursuant to applicable Laws for any Losses sustained by any of the Purchaser Indemnified Parties, directly or indirectly, resulting from or relating to, any inaccuracy in or breach of any representation or warranty made by the Vendor in this Agreement if the Purchaser had knowledge of such breach prior to the Time of Closing.

8.4	Indemnification by the Purchaser

Subject to the limitations set out elsewhere in this Article 8, the Purchaser shall indemnify and save harmless the Vendor Indemnified Parties from and against all Losses suffered or incurred by a Vendor Indemnified Party as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Purchaser or the Purchaser Parent of any the Purchaser Fundamental Representation;
(b)	any inaccuracy or breach by the Purchaser or the Purchaser Parent of any representation or warranty of the Purchaser or the Purchaser Parent contained in this Agreement (other than an inaccuracy or breach of a the Purchaser

Fundamental Representation) or in any agreement, certificate or other document delivered pursuant hereto;

(c)	all Taxes of the Acquired Corporations for all taxable periods beginning after the Effective Time, including without limitation (i) in respect of any Prepaid Taxes, any amount of such Prepaid Tax in excess of Taxes owing with respect to a (A) taxable period ending on or before the Effective Time, (B) that portion of any Straddle Period up to the Effective Time, or (C) liability of an Acquired Corporation for Taxes arising from the Debt Repayment Step Plan; and (ii) in respect of that portion of any Straddle Period after the Effective Time (excluding any liability for Taxes arising from the Debt Repayment Step); and
(d)	any breach or non-performance by the Purchaser of any covenant contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.
8.5	Limitation of Liability

(a)       The Purchaser shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.2(b) or (c) and the Vendor shall not be liable for any indemnity payment thereunder unless, either alone or together with the amount finally agreed or adjudicated to be payable in respect of other Losses for which the Purchaser would otherwise be entitled to require payment under such indemnities, such Loss exceeds 3.0% of the Purchase Price (the “Threshold Amount”).

Once the Threshold Amount has been exceeded, the Purchaser shall be entitled to require payment on such indemnities on the aggregate amount of all Losses from the first dollar of Losses.

(b)       The Vendor shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.4(b), and the Purchaser shall not be liable for any indemnity payment thereunder unless, either alone or together with the amount finally agreed or adjudicated to be payable in respect of other Losses for which the Vendor would otherwise be entitled to require payment under such indemnities, such Loss exceeds the Threshold Amount.

Once the Threshold Amount has been exceeded, the Vendor shall be entitled to require payment on such indemnities on the aggregate amount of all Losses from the first dollar of Losses.

(c)       The maximum aggregate liability of the Vendor in respect of the indemnities contained in (i) Section 8.2(b) shall not exceed 20% of the Purchase Price; (ii) in Section 8.2(a) shall not exceed the Purchase Price; and in Section 8.4(c) shall not exceed 50% of the Purchase Price.

(d)       The maximum aggregate liability of the Purchaser in respect of the indemnities contained in (i) Section 8.4(b) shall not exceed 20% of the Purchase Price; and (ii) in Section 8.4(a) shall not exceed the Purchase Price.

(e)       Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Vendor in respect of all indemnities under this Agreement, other than the indemnities contained in Section 8.2(f), exceed the Purchase Price; provided, however, that this Section 8.5(e) shall not apply in the case of fraud by the Vendor.

(f)       Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Purchaser in respect of all indemnities under this Agreement (other than the indemnities contained in Section 8.4(d)), exceed the Purchase Price; provided, however, that this Section 8.5(f) shall not apply in the case of fraud by the Purchaser or Purchaser Parent.

(g)       For the avoidance of doubt, the limitations set forth in Sections 8.5(a) and 8.5(c) shall not apply with respect to any claims for indemnification under Sections 8.2(d), 8.2(e) or 8.2(f).

8.6	Notice of Claim

(a)       A Vendor Indemnified Party or Purchaser Indemnified Party, as the case may be, that may be entitled to make a claim for indemnification (a “Claim”) under this Agreement (the “Indemnified Party”) shall give written notification to the other Party (the “Indemnifying Party”) of such Claim (a “Notice of Claim”) promptly upon becoming aware of the Claim, but in no event later than the relevant date, if any, specified in Section 8.7. The Notice of Claim shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim. For purposes of this Article 8, a Notice of Claim shall be deemed to have been given promptly if it is given no later than the earlier of 10 days of becoming aware of the Claim and the relevant date, if any, specified in Section 8.7.

(b)       If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 8.6(a), the Indemnifying Party may be relieved of the obligation to pay damages to the extent, and only with respect to such portion thereof as, it can show that it was prejudiced in its defence of the Claim or in proceeding against a third party who would have been liable to it by the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 8.

(c)       If the date by which a Notice of Claim must be given as set out in Section 8.7 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.7 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

8.7	Time Limits for Notice of Claim for Breach of Representations and Warranties

(a)       The Vendor shall not be required to indemnify or save harmless any Purchaser Indemnified Party pursuant to Section 8.2(a), 8.2(b) or 8.2(d) unless the Purchaser shall have provided to the Vendor a Notice of Claim within the following time limits:

(i)	with respect to the Vendor Fundamental Representations or any Claim based on fraud, at any time after Closing;
(ii)	with respect to the representations and warranties set out in Section 5.14 (Environmental Matters), not later than the third anniversary of the Closing Date;
(iii)	with respect to the representations and warranties set out in Section 5.19 (Taxes) and the indemnity in Section 8.2(d), not later than the day that is 60 days after the expiration of the period, if any, during which an Assessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties, or such indemnity, relate could be issued to the Acquired Corporations under such legislation; and
(iv)	with respect to all other representations and warranties, not later than 18 months after the Closing Date.

(b)       The Purchaser shall not be required to indemnify or save harmless a Vendor Indemnified Party pursuant to Sections 8.4(a), 8.4(b) or 8.4(c) unless the Vendor shall have provided to the Purchaser a Notice of Claim within the following time limits:

(i)	with respect to the Purchaser Fundamental Representations or any claim based on fraud, at any time after Closing;
(ii)	with respect to the indemnity in Section 8.4(c), not later than the day that is 60 days after the expiration of the period, if any, during which an Assessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties, or such indemnity, relate could be issued to the Acquired Corporations under such legislation; and
(iii)	with respect to all other representations and warranties not later than 18 months after the Closing Date.

8.8	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any extension thereof mutually agreed upon in writing) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be determined by a court of competent jurisdiction.

8.9	Third Party Claims

(a)       The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences). The Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party unless such settlement does not involve an admission of liability and a release in favour of the applicable Acquired Corporation is obtained as part of the settlement.

(b)       If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control.

(c)       If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party.

In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d)       If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 8.9 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 15 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and binding upon the Indemnifying Party and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 15-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e)       The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available); provided, however, that any out-of-pocket expenses incurred by the Indemnified Party in connection therewith shall be for the account of the Indemnifying Party.

(f)       If the Indemnifying Party assumes control of the defence of any Third Party Claim, such assumption shall, by its terms and shall be deemed to be, an acknowledgement of its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 8 with respect to such Claim. The final determination of any Third Party Claim pursuant to this Section 8.9, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Third Party Claim against the Indemnifying Party.

(g)       To the extent of any conflict between the provisions of this Article 8 and Section 4.5 with respect to any Claim for Taxes, the provisions of Section 4.5 shall control.

8.10	Adjustments

(a)       The amount of any Loss for which indemnification is provided in this Article 8 will be adjusted to take into account any Tax or other benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided. Any such Tax or other benefit will be taken into account at such time as it is received by the Indemnified Party.

(b)       In determining the amount of any Losses under this Article 8, such Losses will be increased to take into account any Tax actually incurred by the Indemnified Party as a result of the matter giving rise to such Losses.

(c)       Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take commercially reasonable steps to seek recovery of that amount and keep the Indemnifying Party reasonably apprised of the status of such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any Tax paid or payable on the amount recovered).

(d)       If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of (i) the amount of the Loss that was recovered or paid and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

(e)       Any payment made by the Vendor pursuant to this Article 8 shall constitute a reduction in the Purchase Price and any payment made by the Purchaser or Purchaser Parent pursuant to this Article 8 shall constitute an increase in the Purchase Price. In either case, the Vendor and the Purchaser shall, within a reasonable time of payment and receipt of such payment, as applicable, and in any event within two months of such payment, request all amendments to its or current Tax Returns as may be necessary to reflect the foregoing.

8.11	Exclusivity

Except as provided in Section 10.3 with respect to a wilful breach by a Party of the obligation to close the purchase and sale of the Shares on the Closing Date, no Party may make any claim for any Loss, or seek any other remedy in respect of any Transaction Document or any agreement, certificate or other document delivered pursuant hereto, or the transactions set out in any Transaction Document, or in respect of any breach or termination thereof against any other Party pursuant to contract or otherwise, including strict liability, tort (including negligence), duty of good faith and/or honest performance or other legal principle and whether or not a Party was informed in advance of such possibility of such Loss or such Loss could have been reasonably foreseen, except by making a Claim pursuant to and in accordance with this Article 8.

8.12	Reasonable Steps to Mitigate

The Indemnified Party will take commercially reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party and in determining the amount of any Loss, reasonable mitigation will be taken into account.

8.13	Trustee and Agent

The Purchaser, on the one hand, and the Vendor, on the other hand, acknowledge that the other Party is acting as trustee and agent for the Purchaser Indemnified Parties and the Vendor Indemnified Parties, respectively, on whose behalf and for whose benefit the indemnities in Article 8 are provided and that such remaining Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. The Parties agree that the other Party may enforce the indemnity for and on behalf of such Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

Article 9
Termination

9.1	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)       by the mutual written consent of the Vendor and the Purchaser;

(b)       by the Purchaser by written notice to the Vendor if:

(i)	the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Vendor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery by the Purchaser to the Vendor of written notice of such breach or failure to perform and (B) has not been waived by the Purchaser; or
(ii)	any of the conditions set forth in Section 7.1 or 7.2 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)       by the Vendor by written notice to the Purchaser if:

(i)	the Vendor is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.2 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery by the Vendor to the Purchaser of written notice of such breach or failure to perform and (B) has not been waived by the Vendor; or

(ii)	any of the conditions set forth in Section 7.1 or 7.2 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of the Vendor to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)       by the Purchaser or the Vendor in the event that:

(i)	there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;
(ii)	any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or
(iii)	pursuant to Section 4.17(b).
9.2	Termination Procedure

If this Agreement is terminated pursuant to Section 9.1 hereof:

(a)       all information received by any Party shall be treated as confidential, and each Party shall promptly and, in any event, within five (5) Business Days of receipt of a written request from the other Party,

(i)	deliver to the other Party or,
(ii)	if so requested by the other Party, destroy,

all tangible information and erase all information in electronic form furnished by the other Party, its affiliates, and their respective representatives to the Party or its representatives, without retaining copies thereof. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing information created by or for the Party or its representatives, unless prepared exclusively from publicly available information. The Party shall deliver to the other Party a certificate confirming in writing its compliance with this clause; and

(b)       any filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other person to which made.

9.3	Effect of Termination

(a)       Notwithstanding the termination of this Agreement by the Vendor pursuant to Section 9.1, the Vendor may bring an action against the Purchaser for Losses suffered by the Vendor where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Purchaser.

(b)       Notwithstanding the termination of this Agreement by the Purchaser pursuant to Section 9.1, the Purchaser may bring an action against the Vendor for Losses suffered by the Purchaser where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Vendor.

9.4	Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a Party or automatically or otherwise), the provisions of Sections 4.4, 4.8, 9.2, 9.3, Article 8, Article 10 and the provisions of the Confidentiality Agreement (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

Article 10
GENERAL PROVISIONS

10.1	Notices

(a)       Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by fax or email with confirmation receipt requested as follows:

(i)	in the case of the Purchaser or the Purchaser Parent:

Equinox Gold Corp.
Suite 730, 800 West Pender St.
Vancouver, BC V6C 2V6

Attention: General Counsel
Facsimile: 604 558 0561
Email: susan.toews@equinoxgold.com

with a copy, which shall not constitute notice, to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, BC V7Z 1L3

Attention: Bob Wooder
Facsimile: 604 631 3309
Email: bob.wooder@blakes.com

(ii)	in the case of the Vendor:

New Gold Inc.
Brookfield Place
181 Bay St., Suite 3510
Toronto, ON M5J 2T3

Attention: General Counsel
Facsimile: 416 324 9494
Email: general.counsel@newgold.com

with a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto, ON M5H 3C2

Attention: Mark Bennett
Facsimile: 416 350 6933
Email: mbennett@casselsbrock.com

(b)       Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by fax or email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day).

(c)       Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.1.

10.2	Applicable Law

(a)       This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable in such province.

(b)       Each of the Parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

10.3	Specific Performance

The Parties agree that irreparable harm may occur for which money damages would not be an adequate remedy at law in the event that any Party wilfully breached its obligation to close the purchase and sale of the Shares on the Closing Date in accordance with the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to seek injunctive and other equitable relief to prevent such breaches or threatened breach of this Agreement, and to enforce compliance with the terms of this Agreement requiring the other Parties hereto to close the purchase and sale of the Shares on the Closing Date in accordance with the provisions of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity in respect of such wilful breach. Such remedies will not be the exclusive remedies for any such wilful breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties in respect of such wilful breach. For greater certainty and without limitation, this Section 10.3 does not apply to any claim in respect of the accuracy or inaccuracy of any representation or warranty contained herein, including where such inaccuracy prevents the Closing from occurring.

10.4	Entire Agreement

This Agreement, along with the other Transaction Documents, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof and thereof except as provided herein or therein. Notwithstanding the foregoing, the Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect.

10.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.

10.6	No Waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

10.7	Further Assurances

Each of the Parties hereto shall, from time to time hereafter, do all such acts and execute and deliver all such further certificates or other documents, and will cause the doing of all such acts and will cause the execution of all such further certificates or other documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed in order to give full effect to the provisions of this Agreement.

10.8	Amendments

No term or provision of this Agreement may be amended except by an instrument in writing signed by all the Parties to this Agreement.

10.9	Assignment

No Party shall assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties; provided, however, that upon reasonable notice to the Vendor, (i) the Purchaser may assign this Agreement, the Transition Services Agreement and its rights and benefits hereunder and thereunder to another wholly-owned subsidiary of the Purchaser Parent and (ii) the Purchaser and Purchaser Parent may assign this Agreement, the Transition Services Agreement and their respective rights and benefits hereunder and thereunder to any lender(s) (including any agent for any lender(s)) as collateral security for any indebtedness of the Purchaser and Purchaser Parent, further provided, however, that no such assignment shall relieve the Purchaser or Purchaser Parent from any of their respective obligations hereunder.

10.10	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

10.11	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

10.12	Counterparts

This Agreement may be executed in any number of counterparts (including by pdf or fax) each of which when so executed will be deemed to be an original and when taken together shall constitute the entire and same agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

EQUINOX GOLD CORP.

by	/s/ Christian Milau
Name: Christian Milau
Title: Chief Executive Officer

/s/ Susan Toews
Name: Susan Toews
Title: General Counsel

NEW GOLD INC.

by	/s/ Renaud Adams
Name: Renaud Adams
Title: President and Chief Executive Officer
/s/ Paula Myson
Name: Paula Myson
Title: Executive Vice President and Chief Financial Officer

SOLIUS ACQUIRECO INC.

by	/s/ Peter Hardie
Name: Peter Hardie
Title: Director

Signature Page – Share Purchase Agreement

Schedule 1.1(iiiii)

REFERENCE WORKING CAPITAL STATEMENT

Mesquite working capital summary	2018.JUN

Cash and cash equivalents	35,544,697

Trade and other receivables	107,027

Prepaid expenses	1,297,889

Advances to suppliers	75,000

Inventory	22,009,686

Other	-
Total current assets	59,034,300

Trade and other accounts payable	2,491,917
Accrued liabilities/accrued expenses	7,966,050
Other current liabilities	215,000
Employee bonus	222,500
Total current liabilities	10,895,467

Net working capital	48,138,833

Adjusted working capital less cash	12,594,136

Redacted: Commercially sensitive financial information.

SCHEDULE 1.1(eeeeee)

TRANSITION SERVICES AGREEMENT

[See attached.]

Redacted: Commercially sensitive commercial terms.

SCHEDULE 4.11
DEBT REPAYMENT STEP PLAN

1.	The Vendor makes one or more capital contributions to the Corporation or subscriptions for the newly issued shares of the Corporation having a fair market value (“FMV”) equal to the cash subscription proceeds in order to repay all or part of the loan payable (inclusive of interest) by Western Mesquite to New Gold Netherlands Cooperatie U.A. (“Dutch Coop”).
2.	The Corporation subsequently uses the proceeds received from Step 1 (and/or other funds it has) to make one or more capital contributions to Western Goldfields (USA) Inc. (“WGI USA”).
3.	WGI USA subsequently uses the proceeds received from Step 2 (and/or other funds it has) to make one or more capital contributions to Western Mesquite.
4.	Western Mesquite uses the proceeds received from Step 3 (and/or other funds it has) to repay the Dutch Coop loan including interest and the “make whole” payment in one or more payments

Redacted: Commercially sensitive internal reorganization steps.